                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*

                         Westinghouse Air Brake Company
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  960386-10-0
                                  -----------
                                 (CUSIP Number)

                              William E. Kassling
                         Westinghouse Air Brake Company
                             1001 Air Brake Avenue
                         Wilmerding, Pennsylvania 15148
                                 (412) 825-1000

                                 with a copy to

                           David L. DeNinno, Esquire
                            Reed Smith Shaw & McClay
                                435 Sixth Avenue
                         Pittsburgh, Pennsylvania 15219
                                 (412) 288-3131
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 21, 1997
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 2 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           William E. Kassling

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           PF

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  United States of America

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                       37,000
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                  0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                       37,000

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                            0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       37,000

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                        .1%

-----------------------------------------------------------------------
  (14)   Type of Reporting Person*                       IN

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 3 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           Emilio A. Fernandez, Jr.

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           PF

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  United States of America

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                       406,690
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                  0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                       406,690

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                            0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       406,690

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                       1.0%

-----------------------------------------------------------------------
  (14)    Type of Reporting Person*                       IN

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 4 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           Ofelia Fernandez

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           OO

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  United States of America

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                       257,175
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                  0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                       257,175

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                            0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       257,175

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                       .7%

-----------------------------------------------------------------------
  (14)    Type of Reporting Person*                       IN

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 5 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           Robert J. Brooks

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           PF

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  United States of America

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                       13,000
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                  0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                       13,000

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                            0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       13,000

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                       .1%

-----------------------------------------------------------------------
  (14)    Type of Reporting Person*                       IN

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 6 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           John M. Meister

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           PF

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  United States of America

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                       226,000
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                   0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                       226,000

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                             0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       226,000

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                       .7%

-----------------------------------------------------------------------
  (14)    Type of Reporting Person*                       IN

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 7 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           The Voting Trust

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           OO

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  New York

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                       5,488,260
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                     0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                       5,488,260

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                               0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       5,488,260

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                       14.6%

-----------------------------------------------------------------------
  (14)    Type of Reporting Person*                       OO

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 8 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           Davideco, Inc.

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           OO

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  Pennsylvania

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                       1,503,336
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                     0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                       1,503,336

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                               0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       1,503,336

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                        4.0%

-----------------------------------------------------------------------
  (14)    Type of Reporting Person*                       OO

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 960386-10-0                                Page 9 of 30 Pages

-----------------------------------------------------------------------
  (1)      Name of Reporting Person.
           S.S. or I.R.S. Identification No. of Above Person

                           Suebro, Inc.

-----------------------------------------------------------------------
  (2)      Check the Appropriate Box if a Member of a Group*

                                               (a)   [ X ]
                                               (b)   [   ]

-----------------------------------------------------------------------
  (3)      SEC Use Only

-----------------------------------------------------------------------
  (4)      Source of Funds*

                           OO

-----------------------------------------------------------------------
  (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      [   ]

-----------------------------------------------------------------------
  (6)      Citizenship or Place of Organization

                                  Delaware

-----------------------------------------------------------------------
                          (7) Sole Voting Power
                                                         360,000
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) Shared Voting Power
  Owned by                                                     0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  Sole Dispositive Power
                                                         360,000

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                               0

-----------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         360,000

-----------------------------------------------------------------------
  (12)    Check box if the  Aggregate  Amount  in Row (11)
          Excludes Certain Shares*
                                                      [    ]

-----------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)
                                                        1.0%

-----------------------------------------------------------------------
  (14)    Type of Reporting Person*                       HC

-----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Westinghouse Air Brake Company, a Delaware corporation (the "Issuer" or "WABCO"). The principal executive offices of the Company are located at 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148.

Item 2.           Identity and Background.

                  This statement is being filed jointly by the following reporting persons (hereinafter collectively referred to as the "Reporting Persons"):

                  (i)    William E. Kassling ("Mr. Kassling");

                  (ii)   Emilio A. Fernandez, Jr. ("Mr. Fernandez");

                  (iii)  Ofelia Fernandez ("Mrs. Fernandez");

                  (iv)   Robert J. Brooks ("Mr. Brooks");

                  (v)    John M. Meister ("Mr. Meister");

                  (vi)   The voting trust (the "Voting Trust")
                         created under the Second Amended and
                         Restated Voting Trust/Disposition Agreement, dated as of December 13, 1995 (the "Voting Trust Agreement");

                  (vii)  DAVIDECO, INC., a Pennsylvania business
                         trust ("DAVIDECO"); and

                 (viii)  SUEBRO, INC., a Delaware holding company
                         ("SUEBRO").

                  Messrs. Kassling, Fernandez, Brooks and Meister are referred to herein collectively as the "Executive Officers".

                  The principal business address for Messrs. Kassling, Brooks and Meister is 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148. The principal business address for Mr. Fernandez is 5706 Frederick Avenue, Rockville, Maryland 28055. Mrs. Fernandez is the wife of Mr. Fernandez. The principal employment and occupation of each of Messrs. Kassling, Fernandez, Brooks and Meister is serving in his position with WABCO. Messrs. Kassling, Fernandez, Brooks and Meister and Mrs. Fernandez are citizens of the United States of America.

                  The principal address for the Voting Trust is 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148. The Voting Trust was created under and is governed by New York law.

                  The principal business address of DAVIDECO is 540 Squaw Road East, Pittsburgh, Pennsylvania 15238. The principal executive officer of DAVIDECO is Mr. Kassling. The principal business address of SUEBRO is 300 Delaware Ave. Suite 309 Wilmington, Delaware 19801. The principal executive officer of SUEBRO is Mr. Brooks. DAVIDECO and SUEBRO are principally engaged in the business of ownership of securities.

                  During the past five years, none of the Reporting Persons:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The source of funds for the purchase by the Reporting Persons of an aggregate of 19,000 shares of Common Stock pursuant to the Stock Purchase Agreement referred to below was cash on hand. Pursuant to the Stock Purchase Agreement, dated as of March 5, 1997 (the "Stock Purchase Agreement"), by and among Scandinavian Incentive Holdings, B.V., a corporation organized under the laws of the Netherlands ("SIH"), Incentive AB, a corporation organized under the laws of the Kingdom of Sweden ("Incentive"), Vestar Equity Partners, L.P., a Delaware limited partnership ("Vestar"), Harvard Capital Holdings, Inc., a Massachusetts corporation ("Harvard"), American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP") and certain employees of the Issuer party hereto (the "Management Purchasers"), a purchase price of $11.00 per share was paid for 6,000,000 shares of Common Stock, for an aggregate purchase price of $66,000,000.

Item 4.           Purpose of Transaction.

                  The shares of Common Stock purchased by the Reporting Persons have been acquired solely for purpose of investment. The purchase by the Reporting Persons was made as part of a transaction in which SIH sold all of its 10,000,000 shares of Common Stock pursuant to the Stock Purchase Agreement and the Redemption Agreement described below.

                  Pursuant to the Stock Purchase Agreement, on March 31, 1997 SIH sold 6,000,000 shares of Common Stock, of which Vestar purchased 2,400,000 shares, Harvard purchased 2,400,000 shares, AIP purchased 900,000 shares and the Management Purchasers purchased an aggregate of 300,000 shares (the "Acquired Shares"). Concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer entered into the Redemption Agreement dated as of March 5, 1997 (the "Redemption Agreement") with SIH and Incentive. Pursuant to the Redemption Agreement, on March 31, 1997 the Issuer purchased the remaining 4,000,000 shares of Common Stock owned by SIH (the "Redemption").

                  In addition, in connection with the execution and delivery of the Stock Purchase Agreement, the Reporting Persons entered into the Stockholders Agreement which contains provisions regarding, among other things, the disposition and voting of shares of Common Stock by the parties to such agreements, as well as certain provisions regarding the composition of the Issuer's Board of Directors (the "Board").

                  The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, depending on the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the securities of the Issuer, the opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, regulatory approvals and other future developments. Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to dispose of all or part of their investment in the Common Stock, subject to certain restrictions set forth in the Stockholders Agreement and the Management Purchasers Letter Agreements described in Item 6 below.

                  Except as described herein and in Item 6, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of Issuer.
                  (a) As a result of the various provisions in the Stock Purchase Agreement, the Stockholders Agreement and the Management Purchasers Letter Agreements, the Reporting Persons may be deemed to be members of a group (the "Group"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, comprised of the Reporting Persons, Vestar, Harvard and AIP. Collectively, the foregoing Group beneficially owns an aggregate 12,168,625 shares of Common Stock (excluding 9,330,701 shares of Common Stock which certain Reporting Persons may be deemed to beneficially own by reason of their positions with the Issuer's Employee Stock Ownership Plan (the "ESOP") and otherwise, but as to which they disclaim beneficial ownership (the "Disclaimed Shares")), representing 32.46% of the shares of Common Stock outstanding as of March 14, 1997 (36.34% after giving effect to the Redemption). Each of the Reporting Persons disclaims beneficial ownership of shares of Common stock held by members of the Group, other than shares held by such Reporting Person.

                  Mr. Kassling beneficially owns 37,000 shares of Common Stock (including 5,000 Acquired Shares), representing approximately .1% of the Common Stock outstanding as of March 14, 1997 (.1% after giving effect to the Redemption). This number includes 500 shares owned by Mr. Kassling's minor son. It does not include, 6,500 shares deposited by Mr. Kassling in the Voting Trust, 1,503,336 shares deposited in the Voting Trust by DAVIDECO, of which Mr. Kassling is the principal executive officer, or any other shares held of record by the Voting Trust, of which Mr. Kassling is a trustee.

                  Mr. Fernandez beneficially owns 406,690 shares (including 8,000 Acquired Shares), representing approximately 1.03% of the Common Stock outstanding on March 14, 1997 (approximately 1.18% after giving effect to the Redemption). This number includes 12,421 shares owned by Mr. Fernandez's son but does not include shares owned by Mr. Fernandez's wife.

                  Mrs. Fernandez beneficially owns 257,175 shares of Common Stock, representing approximately .7% of the Common Stock outstanding as of March 14, 1997 (approximately .8% after giving effect to the Redemption).

                  Mr. Brooks beneficially owns 13,000 shares of Common Stock (including 3,000 Acquired Shares), representing less than .1% of the Common Stock outstanding as of March 14, 1997 and after giving effect to the Redemption. This number includes 2,000 shares beneficially owned by Mr. Brooks' child. It does not include 69,300 shares deposited by Mr. Brooks in the Voting Trust, 360,000 shares owned by SUEBRO, of which Mr. Brooks is the principal executive officer, or any other shares held by the Voting Trust, of which Mr. Brooks is a trustee.

                  Mr. Meister beneficially owns 226,000 shares (including 3,000 Acquired Shares), representing approximately .7% of the Common Stock outstanding as of March 14, 1997 (approximately .7% after giving effect to the Redemption). This number does not include 250,000 shares deposited by Mr. Meister in the Voting Trust but includes 222,000 shares held in trust for Mr. Meister's three adult children, as to which trusts Mr. Meister is trustee.

                  The Voting Trust owns of record 5,488,260 shares of Common Stock, representing approximately 14.64% of the Common Stock outstanding as of March 14, 1997 (approximately 16.39% after giving effect to the Redemption). This number includes 6,500 shares deposited in the Voting Trust by Mr. Kassling, 69,300 shares deposited by Mr. Brooks, 360,000 shares deposited by SUEBRO, 1,503,336 shares deposited by DAVIDECO, and 250,000 shares deposited by Mr. Meister.

                  DAVIDECO beneficially owns 1,503,336 shares of Common Stock, representing approximately 4.0% of the total number of shares of Common Stock outstanding as of March 14, 1997 (4.49% after giving effect to the Redemption). All of the DAVIDECO shares are deposited in the Voting Trust.

                  SUEBRO beneficially owns 360,000 shares of Common Stock, representing approximately 1.0% of the Common Stock outstanding as of March 14, 1997 (approximately 1.07% after giving effect to the Redemption). All of the SUEBRO shares are deposited in the Voting Trust.

                  Vestar owns 2,440,000 shares of Common Stock for its own account, representing 6.4% of the total number of shares of Common Stock outstanding as of March 14, 1997 (7.2% after giving effect to the Redemption); Harvard owns 2,400,000 shares of Common Stock for its own account, representing 6.4% of the total number of shares of Common Stock outstanding on March 14, 1997 (7.2% after giving effect to the Redemption); AIP owns 900,000 shares of Common Stock for its own account, representing 2.4% of the total number of shares of Common Stock outstanding on March 14, 1997 (2.7% after giving effect to the Redemption).

                  (b) Except as otherwise indicated, Messrs. Kassling, Fernandez, Brooks and Meister and Mrs. Fernandez have sole voting and dispositive power for their respective shares of Common Stock. The Voting Trust has sole voting and dispositive power for its shares of Common Stock. DAVIDECO and SUEBRO have sole voting and dispositive power for their respective shares of Common Stock.

                  To the best knowledge of the Reporting Persons, each member of the Group, other than the Reporting Persons, has sole voting and dispositive power for such member's Common Stock.

                  (c) Except as stated in Item 4 above and in the following sentence, there have not been any transactions in the Common Stock effected by or for the account of any Reporting Person during the past 60 days.

                  (d) Except as described in this Item 5, to the best knowledge of the Reporting Persons, no person, other than Vestar, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons for their own accounts.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to the Issuer.

                  The following descriptions are qualified in their entirety by reference to each of the Stock Purchase Agreement, the Stockholders Agreement, the Voting Trust Agreement and the Management Purchasers Letter Agreements, each of which is attached as an exhibit hereto and incorporated herein by reference.

STOCK PURCHASE AGREEMENT

                  The Stock Purchase Agreement provides for, among other things, (i) the purchase by each of Vestar, Harvard, AIP and the Management Purchasers of shares of Common Stock from SIH in the amounts and for the consideration described below, subject to Harvard's and Vestar's agreement to purchase on a pro rata basis any or all of the shares of Common Stock to be purchased by any of AIP and the Management Purchasers which any of AIP and the Management Purchasers fails to purchase, and (ii) certain post-closing purchase price adjustments.

                  Purchase Price. Pursuant to the Stock Purchase Agreement, Vestar purchased 2,400,000 shares of Common Stock for an aggregate price of $26,400,000. Harvard purchased 2,400,000 shares of Common Stock for an aggregate price of $26,400,000. AIP purchased 900,000 shares of Common Stock for an aggregate price of $9,900,000 and the Management Purchasers purchased an aggregate of 300,000 shares of Common Stock for an aggregate price of $3,300,000.

                  Purchase Price Adjustment. The $11.00 per share purchase price for the Common Stock pursuant to the Stock Purchase Agreement (the "Purchase Price") is subject to post-closing adjustment as follows: if (x) prior to December 31, 1997, any of Vestar, Harvard, AIP or a Management Purchaser (collectively, the "Buyer") sells or agrees to sell any shares of Common Stock at a price in excess of the Purchase Price, which sale or agreement relates to any proposal for the acquisition, merger, consolidation, liquidation or other similar transaction involving the Issuer (other than certain proposals previously identified to SIH and Incentive) made after October 30, 1996 and prior to March 31, 1997, and (y) Buyer shall not have waived each of the conditions precedent to the closing under the Stock Purchase Agreement that relate to the absence of a material adverse effect for the Issuer or the market in general, the seller of such shares will pay to SIH promptly thereafter an amount, for each share sold by such seller (but not, in any event, in excess of the number of shares acquired by such seller from SIH) in such subsequent sale, equal to 55% of the excess of (i) the price received by such seller for such share over (ii) the Purchase Price.

                  If the foregoing paragraph is not applicable and any shares of Common Stock are subsequently sold by any of Harvard, Vestar, AIP or a Management Purchaser pursuant to any agreement entered into prior to December 31, 1997, the seller of such shares will pay to SIH promptly thereafter an amount, for each share sold by such seller (but not, in any event, in excess of the number of shares acquired by such seller from SIH) in such subsequent sale, equal to 15% of the excess, if any, of (i) the price received by such seller for such share over (ii) $12.958.

                  If, prior to December 31, 1997, any of Harvard, Vestar, AIP or a Management Purchaser agrees to purchase all of the outstanding shares of Common Stock that it does not then own, such party will pay to SIH promptly thereafter an amount, for each of the 10,000,000 shares of Common Stock previously owned by SIH, equal to 15% of the excess, if any, of (i) the price paid by such party in such subsequent purchase over (ii) $12.958.

                  Closing for the purchase by the buyers of the aggregate of the 6,000,000 shares of Common Stock owned by SIH pursuant to the Stock Purchase Agreement was conditioned, among other things, upon the concurrent redemption by the Issuer of the remaining 4,000,000 shares of Common Stock from SIH pursuant to the Redemption Agreement.

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

                  The Amended and Restated Stockholders Agreement, dated as of March 5, 1997 (the "Stockholders Agreement"), among the Voting Trust, Vestar, Harvard, AIP and the Issuer, and joined for limited purposes by Vestar Capital and the Executive Officers, Mrs. Fernandez, DAVIDECO and SUEBRO, has a ten year term and provides, among other things, for the following:

                  Amendments to By-Laws and Board Composition. The Stockholders Agreement provides that the Issuer's By-laws be amended to reflect the following changes to the composition of the Board. The Board shall maintain a nominating committee (the "Nominating Committee"). The Nominating Committee shall nominate persons for election to the Board so that the Board shall be comprised of the following persons: (i) the chief executive officer of the Issuer, (ii) another executive officer of the Issuer, (iii) at least three individuals who are not employees of the Issuer or any of its subsidiaries,
(iv) one individual designated by Vestar (the "Vestar Director") (so long as Vestar, its partners, Vestar Capital and its stockholders and officers, and their respective affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Vestar and Vestar Capital on the closing date under the Stock Purchase Agreement), (v) one individual designated by Mr. Kassling (so long as Mr. Kassling and members of his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Mr. Kassling on the closing date under the Stock Purchase Agreement), (vi) one individual designated by Harvard (the "Harvard Director") (so long as Harvard and its stockholders and officers and their respective affiliates collectively and beneficially own at last 50% of the shares of Common Stock beneficially owned by Harvard on the closing date under the Stock Purchase Agreement); and (vii) Emilio A. Fernandez (so long as (x) Mr. Fernandez is able and willing to serve and (y) Mr. Fernandez and his immediately family and their affiliates collectively and beneficially own at least 50% of the Pulse Shares (as defined in the Stockholders Agreement)). So long as Mr. Fernandez meets the qualifications set forth in the foregoing clause (vii), the Chairman of the Board shall direct the Nominating Committee to nominate Mr. Fernandez as a member of the Board of Directors.

                  Each committee of the Board shall include either the Vestar Director or the Harvard Director (as determined by Harvard and Vestar) as one of its members.

                  Voting Agreements. The Stockholders Agreement further provides that any person designated by Vestar, Harvard, Mr. Kassling or, in the case of Mr. Fernandez, the Chairman of the Board, shall be nominated by the Nominating Committee to be elected to the Board at the related stockholders' meeting, or by the directors already elected to the Board, as the case may be, voting in conformity with such nomination. In furtherance thereof, each of the Voting Trust, Vestar, Harvard, Vestar Capital, AIP, and each Executive Officer, Mrs. Fernandez, DAVIDECO and SUEBRO has agreed to vote all of the shares of Common Stock and any other voting securities of the Issuer from time to time held by it or him/her in favor of, and each of the Voting Trust, Vestar, Harvard, Vestar Capital, AIP and each Executive Officer, Mrs. Fernandez, DAVIDECO and SUEBRO has agreed to cause any shares of Common Stock or other Issuer voting securities as to which it or he/she from time to time has the right to direct the vote to be voted in favor of, and to take any other appropriate steps to cause, the election to the Board of individuals designated by Vestar, Harvard and/or Mr. Kassling and, in the case of Mr. Fernandez, the Chairman of the Board, and nominated by the Nominating Committee in accordance with the Stockholders Agreement; provided, that Mr. Kassling shall not be deemed to control any shares of Common Stock held by the ESOP for purposes of the Stockholders Agreement.

                  Stock Transfer Restrictions. The Stockholders Agreement also contains restrictions on the ability of the parties thereto to transfer their shares of Common Stock. Subject to certain exceptions described below, until March 31, 2001, Vestar, Vestar Capital, Harvard, AIP, the Voting Trust, the Executive Officers, Mrs. Fernandez, DAVIDECO and SUEBRO shall not assign, mortgage, change, hypothecate, give away or otherwise transfer (collectively, "transfer") any Common Stock owned or held by it or him/her. The foregoing does not restrict (i) the transferability of interests in the Voting Trust so long as any such transfer does not affect the underlying Common Stock and (ii) the ability of Vestar Capital to pledge the 40,000 shares of Common Stock currently held by Vestar Capital.

                  Notwithstanding the restrictions contained in the Stockholders Agreement, the following transfers are permitted:

                  On or prior to March 31, 1998, shares of Common Stock owned by Harvard, Vestar and AIP may be transferred (i) to affiliates or partners of such transferor who agree in a writing, in form and substance reasonably satisfactory to the Issuer, to be bound by and subject to the provisions of the Stockholders Agreement, (ii) in connection with the exercise of "piggyback" registration rights granted to such transferor by the Issuer, or (iii) in connection with any merger, consolidation, reorganization, recapitalization or similar transaction or any tender or exchange offer approved or recommended by the Board. After March 31, 1998, shares of Common Stock owned by Harvard, Vestar and AIP may be transferred as permitted under the foregoing clauses (i),
(ii) and (iii) and (w) in an underwritten public offering, (x) in any disposition to a person which, to the best knowledge of Harvard, Vestar or AIP, as the case may be, after due inquiry, will not beneficially own, together with such person's affiliates, a number of shares of Common Stock then outstanding on a fully diluted basis which, when combined with the number of shares of Common Stock owned by Harvard, Vestar or AIP, as the case may be, being disposed of in such disposition would constitute more than 6% of the shares of Common Stock on a fully diluted basis, (y) to or through any broker, underwriter, placement agent or other financial intermediary, acting in such capacity, which undertakes in a writing reasonably satisfactory to the Issuer to effect any subsequent transfer by it of such shares of Common Stock owned by Harvard, AIP or Vestar, as the case may be, in an underwritten public offering or (z) to any person (other than any person which, to the best knowledge of Harvard, Vestar or AIP, as the case may be, after due inquiry, is a competitor or customer of the Issuer or has, prior to such sale, initiated or has been an active participant in an unsolicited change of control transaction by tender offer, proxy contest, consent solicitation or otherwise with respect to the Issuer), provided that the Issuer shall have a right of first offer (as described below) with respect to any shares of Common Stock owned by Harvard, Vestar or AIP, as the case may be, proposed to be sold in accordance with this clause (z) unless the Issuer shall have approved of such transfer in writing.

                  If either Harvard, Vestar or AIP proposes to sell any shares of Common Stock owned by Harvard, Vestar or AIP, respectively, to a third party pursuant to the exception described in clause (z) above, the selling party shall not transfer such shares (the "Offered Shares") without first offering the Offered Shares to the Issuer in accordance with the procedures set forth in the Stockholders Agreement. The Issuer shall have the right to make an offer for the Offered Shares by notifying the selling party (such notice being referred to as an "Election Notice") at any time within 35 days of the Issuer's receipt of a sale notice from such selling party, provided, that any such Election Notice from the Issuer shall be irrevocable, shall contain all of the material terms and conditions of the sale and shall be accompanied by a commitment letter from a bank or other responsible source of financing for such purchase or a certificate signed by the Chief Financial Officer of the Issuer certifying that the Issuer has sufficient funds to purchase the Offered Shares. If the Issuer fails to deliver an Election Notice within 35 days of receipt by the Issuer of a selling party's sale notice or if the Issuer otherwise advises the selling party in writing that the Issuer does not intend to exercise its right to acquire the Offered Shares, such selling party shall be entitled to sell the Offered Shares to any other person without any requirement as to the terms and conditions of such sale; provided, that if such selling party does not sell the Offered Shares by the earlier to occur of 180 days from the expiration of the Issuer's right to deliver an Election Notice or 180 days from written notice from the Issuer that it does not intend to exercise its right to acquire the Offered Shares, the Issuer's right of first offer shall again apply to the Offered Shares.

                  If the Issuer delivers its Election Notice for the Offered Shares within 35 days of receipt by the Issuer of a selling party's sale notice, such selling party shall be entitled to offer the Offered Shares to any person pursuant to a third party sale at a price that is more favorable to such selling party than the price set forth in the Issuer's Election Notice, provided that any such sale must occur within 180 days of the date of delivery of such Election Notice.

                  Notwithstanding the foregoing, if the selling party's sale notice is in connection with any tender offer or exchange offer for outstanding Common Stock, the Issuer shall be required, to the extent the Issuer desires to purchase the Offered Shares, to exercise its right to so purchase, and to close such purchase of the Offered Shares by the date which is the earlier of (i) 10 days following receipt of the related sale notice and (ii) the business day prior to the expiration of such tender or exchange offer.

                  After March 31, 1998, Harvard, Vestar and AIP shall be permitted to sell shares of Common Stock pursuant to and subject to the limitations set forth in Rule 144 of the SEC under the Securities Act of 1933, as amended (the "Securities Act").

                  Notwithstanding any provision described herein to the contrary, holders (other than the Executive Officers) of trust certificates issued by the Voting Trust in exchange for shares of Common Stock are, to the extent permitted by the Voting Trust Agreement, permitted to transfer shares of Common Stock held by the Voting Trust, withdraw such shares from the Voting Trust, and/or sell or otherwise dispose of Common Stock at any time. Upon expiration of the Voting Trust, shares of Common Stock held by the Voting Trust may be distributed in accordance with the terms thereof and such shares will no longer be subject to the transfer restrictions set forth in the Stockholders Agreement.

                  The Stockholders Agreement further provides that, except as provided below, until March 31, 2001, none of the Executive Officers shall transfer any shares of Common Stock beneficially owned by him or any of his interest in the Voting Trust (treating any Common Stock held by the Voting Trust for the account of any of the Executive Officers as Common Stock owned by such person); provided that Executive Officers shall be permitted to transfer at any time shares of Common Stock in the circumstances described in the first sentence of the last paragraph on page 19 herein.

                  Each of the Executive Officers shall be permitted to transfer shares of Common Stock beneficially owned by it or him at any time in accordance with certain specified terms of the Voting Trust Agreement regardless of whether such person or entity is a participant in the Voting Trust. Each of the Executive Officers who is also a participant in the Voting Trust shall be permitted to withdraw shares of Common Stock from the Voting Trust at any time in accordance with the terms of the Voting Trust Agreement, as in effect on March 5, 1997.

                  So long as any of the Executive Officers continues to be an employee of the Issuer or any of its subsidiaries, such person, together with his permitted transferees, may transfer during each 12-month period following the effective date of the Stockholders Agreement, in the aggregate, 5% of the shares of Common Stock beneficially owned by such person on March 5, 1997.

                  In the event that the employment of any Executive Officer with the Issuer and its subsidiaries is terminated for any reason, such person, together with his permitted transferees, may transfer during each 12-month period following the effective date of such termination, in the aggregate, 20% of the shares of Common Stock beneficially owned by such person on the effective date of such termination. This restriction may be waived by the Chairman of the Board of the Issuer as to any Executive Officer if such person delivers to the Chairman of the Board a request for waiver indicating that such waiver is required in order to alleviate personal hardship. The decision as to whether and to what extent to grant a waiver shall be in the sole discretion of the Chairman of the Board.

                  Each of the Executive Officers agrees not to effect any public sale or distribution of shares of Common Stock owned by it or him or any similar security of the Issuer, or any securities convertible into or exchangeable or exercisable for such securities, or any securities into which such securities are convertible or for which such securities are exchangeable or exercisable, during the 10 days prior to, and during the 90 day period beginning on, the effective date of any registration statement in which security holders are participating in connection with an underwritten public offering of shares of Common Stock (except as part of such registration), if and to the extent reasonably requested in writing (with reasonable prior notice) by the lead managing underwriter of the underwritten public offering.

                  Each of the Executive Officers agrees that no shares of Common Stock (or any interests in the Voting Trust) beneficially owned by him, his spouse or his minor children will be transferred unless the transferee agrees in a writing, in form and substance reasonably satisfactory to the Issuer, to be bound by and subject to the provisions described in the proceeding paragraphs.

                  Shares of Common Stock held by the ESOP are not deemed to be beneficially owned by any of the Executive Officers for purposes of the Stockholders Agreement. Shares of Common Stock held in the Voting Trust (other than shares deposited by the Executive Officers in the Voting Trust) also are not deemed to be beneficially owned by any of the Executive Officers for purposes of the Stockholders Agreement.

COMMON STOCK REGISTRATION RIGHTS AGREEMENT

                  The Common Stock Registration Rights Agreement, dated as of March 5, 1997 (the "Registration Rights Agreement") among the Issuer, Harvard, AIP, the Voting Trust, Vestar, Vestar Capital, Emilio A. Fernandez, Jr. and Emilio A. Fernandez, Jr., as custodian for Eric A. Fernandez and Ofelia B. Fernandez (collective, the "Pulse Shareholders"), provides for, among other things, the registration of sales of shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), by Holders (as defined in the Registration Rights Agreement) at the expense, subject to certain specified exceptions, of the Issuer.

                  Harvard has the right to make two requests to the Issuer for the registration of Common Stock owned by Harvard. Harvard's first request (the "First Harvard Demand") may be made at any time commencing after June 30, 1998. Harvard's second request (the "Second Harvard Demand") may be made at any time commencing one year after the consummation of any public offering of Common Stock made in connection with the exercise of the First Harvard Demand. One or both of the Harvard demands may be made by an affiliate of Harvard to which Common Stock owned by Harvard has been transferred, but in no event shall Harvard and such affiliate be permitted to make more than two demands in the aggregate. Harvard also is permitted (but not at the Issuer's expense) to make an unlimited number of requests for registration on Form S-3 when the Issuer is eligible to use such form.

                  The Voting Trust has the right to make two requests to the Issuer for the registration of Common Stock held by the Voting Trust. The Voting Trust's first and second requests may be made at any time that the First Harvard Demand and the Second Harvard Demand, respectively, may be made. The Voting Trust also is permitted (but not at the Issuer's expense) to make an unlimited number of requests for registration on Form S-3 when the Issuer is eligible to use such form.

                  Vestar has the right to make two requests to the Issuer for the registration of Common Stock owned by Vestar or Vestar Capital. Vestar's first and second requests may be made at any time that the First Harvard Demand and the Second Harvard Demand, respectively, may be made. One or both of the Vestar demands may be made by an affiliate of Vestar to which Common Stock owned by Vestar has been transferred, but in no event shall Vestar and such affiliate be permitted to make more than two demands in the aggregate. Vestar also is permitted (but not at the Issuer's expense) to make an unlimited number of requests for registration on Form S-3 when the Issuer is eligible to use such form.

                  Following a demand by Harvard, the Voting Trust or Vestar, the Issuer must promptly give written notice of such requested registration to the other Holders of Common Stock. The Issuer must include in such registration all Common Stock of any Holder with respect to which the Issuer has received written requests for inclusion therein within 15 business days after the receipt by such Holder of such notice.

                  If the Issuer at any time proposes to register any of its securities under the Securities Act (other than pursuant to the exercise by Harvard, Vestar or AIP of their demand registration rights) on any form other than Form S-4 or S-8 (or any similar form then in effect) for sale for its own account or otherwise, and if the registration form proposed to be used may be used for the registration of Common Stock, the Issuer will each such time give prompt written notice to all Holders of Common Stock of its intention to do so. Upon the written request of any such Holder made within 30 days after the receipt of any such notice, the Issuer will use its reasonable best efforts to cause the registration of all Common Stock requested by such Holder to be registered.

                  Under certain circumstances, the Issuer shall not be obligated to file a registration statement, or file any amendment or supplement thereto, and may suspend the sellers' rights to make sales pursuant to an effective registration statement, if the Issuer reasonably believes that the filing thereof at the time requested, or the offering of securities pursuant thereto, would adversely affect certain transactions, negotiations, discussions or pending proposals of the Issuer or would otherwise be seriously detrimental to the Issuer and its stockholders. If the Issuer suspends the sellers' right to make sales pursuant to an effective registration statement, the applicable registration period shall be extended by the number of days of such suspension, and if the Issuer delays the filing with the Securities and Exchange Commission of a registration statement or any amendment or supplement thereto or the effectiveness of such registration statement, Harvard, the Voting Trust or Vestar, as the case may be, may withdraw its request and thereafter shall be entitled to make one additional demand registration request in lieu of the withdrawn request.

                  The Registration Rights Agreement provides that in an underwritten offering the Issuer may reduce the number of shares to be registered by the Issuer and the Holders, in accordance with the priority provisions set forth therein, if the lead managing underwriter advises the Issuer that, in its opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range stated as being acceptable by the Holder requesting registration. In certain circumstances where the number of shares of Common Stock to be registered has been so reduced, Harvard, the Voting Trust and Vestar shall have the right to make an additional demand for registration at the Issuer's expense.

                  The Issuer has agreed not to grant to any person registration rights which (i) are exercisable prior to the time when registration rights under the Registration Rights Agreement are first exercisable, (ii) would result in the deferral of a demand registration which could otherwise be affected under the Registration Rights Agreement, (iii) which would operate to reduce the number of shares of Common Stock which could be registered pursuant to a demand registration under the Registration Rights Agreement by Harvard, Vestar or the Voting Trust, (iv) except with respect to Common Stock issued by the Issuer in the future, which would operate to reduce the number of shares of Common Stock which could be registered in any other registration under the Registration Rights Agreement or (v) would have priority for inclusion in any registration under the Registration Rights Agreement or any Common Stock of any Holder.

                  The Registration Rights Agreement also contains certain holdback, indemnity and contribution provisions.

VOTING TRUST AGREEMENT

Pursuant to the Voting Trust Agreement, the trustholders have delivered to William E. Kassling, Robert J. Brooks and Kevin P. Conner, as trustees (the "Trustees"), shares of Common Stock. The Trustees have been given the right to exercise any and all voting rights in respect of the Common Stock deposited in the Voting Trust (the "Trust Stock") as a majority of the Trustees shall determine. Interests in the Voting Trust and the Trust Stock may not be sold, transferred, pledged or otherwise disposed of except in accordance with the terms of the Voting Trust.

                  Interests in the Voting Trust may only be transferred as follows: (i) to immediate family members, (ii) to a corporation controlled by the trustholder or members of his immediate family, (iii) to grantor or other trusts or other vehicles for tax, estate or other financial planning purposes, or (iv) as collateral security for a loan or other extension of credit.

                  The Voting Trust Agreement may be terminated at any time by
(i) the unanimous vote of all the Trustees and (ii) by the affirmative vote of the holders of Trust Certificates representing two-thirds of the Trust Stock outstanding at such time. Unless sooner terminated pursuant to the immediately preceding sentence, the Voting Trust will terminate on January 1, 2000.

                  Trustholders may withdraw Trust Stock from the Voting Trust as follows:

                  (i) upon 30 days' prior written notice to the Trustees if withdrawal is necessary to alleviate personal hardship;

                  (ii) up to one-third of their Trust Stock each calendar year (except that corporate officers can only withdraw up to 5% of their Trust Stock each year); and

                  (iii) upon termination of employment with WABCO or any
                        reason.

LETTER AGREEMENT OF MANAGEMENT PURCHASERS NOT PARTY TO STOCKHOLDERS AGREEMENT

                  In the letter dated March 20, 1997 (the "Letter Agreement of Management Purchasers Not Party to the Stockholders Agreement" and, collectively with the Letter Agreement of Management Purchasers Party to the Stockholders Agreement, the "Management Purchasers Letter Agreements") from each of the Management Purchasers who is not a party to the Stockholders Agreement to Vestar, Harvard, AIP and the Issuer, each of such Management Purchasers agreed that prior to April 1, 1998 none of such Management Purchaser's Acquired Shares will be transferred (as defined in the Stockholders Agreement), except in the circumstances described in the first sentence of the last paragraph on page 19 herein; provided that such Acquired Shares may be pledged as collateral to a bona fide financial institution to secure a loan obtained for the purpose of financing such Management Purchaser's purchase of such Acquired Shares. Thereafter, Acquired Shares owned by such Management Purchasers will not be transferred except as follows: (i) to immediate family members, a corporation controlled by such Management Purchaser or his immediate family, or grantor or other trusts or other vehicles for tax, estate or financial planning purposes; (ii) as collateral security for a loan or other credit; (iii) in the event of personal hardship; (iv) up to one-third of the Acquired Shares can be transferred and/or released from the Letter Agreement of Management Purchasers Not Party to the Stockholders Agreement each calendar year, except that this exception is limited to 5% of Acquired Shares each year for Management Purchasers who are also corporate officers of the Issuer; and
(v) following termination of employment of such Management Purchaser by the Issuer.

                  The provisions of the Letter Agreement of Management Purchasers Not Party to the Stockholders Agreement will expire on the earlier of (x) March 31, 2001 and (y) the termination of the Stockholders Agreement.

                  Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals referred to in Item 2 have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits.

Exhibit 1         Joint Filing Agreement, dated March 31, 1997, among
                  Mr. Kassling, Mr. Fernandez, Mrs. Fernandez, Mr. Brooks, Mr. Meister, the Voting Trust, DAVIDECO and SUEBRO relating to the filing of a joint statement on Schedule 13D

Exhibit 2 Stock Purchase Agreement, dated as of March 5, 1997, among SIH, Incentive, Vestar, Harvard, AIP and the Management Purchasers

Exhibit 3 Amended and Restated Stockholders Agreement, dated as of March 5, 1997, by and among the Voting Trust, Vestar, Harvard, AIP, and the Issuer, and joined for certain purposes by Vestar Capital and Mr. Kassling, Mr. Fernandez, Mrs. Fernandez, Mr. Brooks, Mr. Meister, DAVIDECO and SUEBRO

Exhibit 4         Amendment No. 1 to the Amended and Restated
                  Stockholders Agreement, dated as of March 28, 1997 by and among the Voting Trust, Vestar, Harvard, AIP and the Issuer and joined by Mr. Kassling, Mr. Fernandez, Mrs. Fernandez, Mr. Brooks, Mr. Meister, DAVIDECO and SUEBRO

Exhibit 5 Common Stock Registration Rights Agreement, dated as of March 5, 1997, by and among the Issuer, Harvard, AIP, the Voting Trust, Vestar, Vestar
                  Capital and the Pulse Shareholders

Exhibit 6 Letter, dated March 20, 1997, from each of the Management Purchasers who is not a party to the Stockholders Agreement to Harvard, Vestar, AIP and the Issuer

Exhibit 7 Letter, dated March 20, 1997, from each of the Management Purchasers who is a party to the Stockholders Agreement to Harvard, Vestar, AIP and the Issuer

Exhibit 8         Second Amended WABCO Voting Trust/Disposition
                  Agreement dated as of December 13, 1995

                                   SIGNATURES

                  After reasonable inquiry and to the best of its or his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        -------------------------------
                                        William E. Kassling

                                        -------------------------------
                                        Emilio A. Fernandez, Jr.

                                        -------------------------------
                                        Ofelia Fernandez

                                        -------------------------------
                                        Robert J. Brooks

                                        -------------------------------
                                        John M. Meister


                                        VOTING TRUST

                                        By: _______________________________

                                        Title: ____________________________


                                        DAVIDECO, INC.

                                        By: _______________________________

                                        Title: ____________________________


                                        SUEBRO, INC.

                                        By: _______________________________

                                        Title: ____________________________

Dated: March 31, 1997

                                 EXHIBIT INDEX

Exhibit 1         Joint Filing Agreement, dated March 31, 1997, among
                  Mr. Kassling, Mr. Fernandez, Mrs. Fernandez, Mr. Brooks, Mr. Meister, the Voting Trust, DAVIDECO and SUEBRO relating to the filing of a joint statement on Schedule 13D

Exhibit 2 Stock Purchase Agreement, dated as of March 5, 1997, among SIH, Incentive, Vestar, Harvard, AIP and the Management Purchasers

Exhibit 3 Amended and Restated Stockholders Agreement, dated as of March 5, 1997, by and among the Voting Trust, Vestar, Harvard, AIP, and the Issuer, and joined for certain purposes by Vestar Capital and Mr. Kassling, Mr. Fernandez, Mrs. Fernandez, Mr. Brooks, Mr. Meister, DAVIDECO and SUEBRO

Exhibit 4         Amendment No. 1 to the Amended and Restated
                  Stockholders Agreement, dated as of March 28, 1997 by and among the Voting Trust, Vestar, Harvard, AIP and the Issuer and joined by Mr. Kassling, Mr. Fernandez, Mrs. Fernandez, Mr. Brooks, Mr. Meister, DAVIDECO and SUEBRO

Exhibit 5 Common Stock Registration Rights Agreement, dated as of March 5, 1997, by and among the Issuer, Harvard, AIP, the Voting Trust, Vestar, Vestar
                  Capital and the Pulse Shareholders

Exhibit 6 Letter, dated March 20, 1997, from each of the Management Purchasers who is not a party to the Stockholders Agreement to Harvard, Vestar, AIP and the Issuer

Exhibit 7 Letter, dated March 20, 1997, from each of the Management Purchasers who is a party to the Stockholders Agreement to Harvard, Vestar, AIP and the Issuer

Exhibit 8         Second Amended WABCO Voting Trust/Disposition
                  Agreement dated as of December 13, 1995

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of a statement on Schedule 13D relating to the Common Stock, par value $.01 per share, of Westinghouse Air Brake Company, a Delaware corporation, and that any amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.


                                             ---------------------------------
                                             William E. Kassling


                                             ---------------------------------
                                             Emilio A. Fernandez, Jr.


                                             ---------------------------------
                                             Ofelia Fernandez


                                             ---------------------------------
                                             Robert J. Brooks


                                             ---------------------------------
                                             John M. Meister


                                             VOTING TRUST

                                             By: _____________________________

                                             Title: __________________________

                                               DAVIDECO, INC.

                                               By: ___________________________

                                               Title: ________________________


                                               SUEBRO, INC.

                                               By: ___________________________

                                               Title: ________________________

Dated: March 31, 1997

                                                                       Exhibit 2

                            STOCK PURCHASE AGREEMENT

                  STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of March 5, 1997, among Scandinavian Incentive Holding B.V., a corporation organized under the laws of the Netherlands ("SIH"), Incentive AB, a corporation organized under the laws of the Kingdom of Sweden and the sole stockholder of SIH ("Incentive"), Vestar Equity Partners, L.P., a Delaware limited partnership ("Vestar"), Harvard Private Capital Holdings, Inc., a Massachusetts corporation ("Harvard"), American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP"), and the employees of WABCO (as defined below) who execute signature pages hereto and become Management Purchasers hereunder (the "Management Purchasers") prior to the Closing (Harvard, Vestar, AIP and the Management Purchasers being collectively referred to herein as the "Buyer").

                             W I T N E S S E T H :

                  WHEREAS, SIH is the owner, beneficially and of record, of 10,000,000 shares (the "SIH Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Westinghouse Air Brake Company, a Delaware corporation ("WABCO");

                  WHEREAS, each of Vestar, Harvard, AIP and the Management Investors desires to purchase from SIH the number of SIH Shares set forth opposite its or his name on the signature pages hereto substantially simultaneously with the purchase by WABCO of the remaining 4,000,000 SIH Shares pursuant to the SIH Redemption (as defined below), SIH is willing to sell such SIH Shares to Buyer upon the terms and subject to the conditions stated herein, and, if any or all of AIP and the Management Purchasers fails to purchase SIH Shares hereunder at Closing, Vestar and Harvard are willing, on a pro rata basis, to purchase, simultaneously with their respective purchases of the number of SIH Shares set forth opposite their respective names, any and all of such SIH Shares to have been purchased by such other party or parties (the "SIH Purchase");

                  WHEREAS, substantially simultaneously with, and as a condition to, the consummation of the SIH Purchase, WABCO is willing to purchase (at a price equal to the purchase price paid by Buyer for each SIH Share purchased by Buyer in the SIH Purchase) from SIH 4,000,000 SIH Shares (the "SIH Redemption"; and such SIH Shares to be so purchased by WABCO, the "SIH Shares To Be Purchased By WABCO") pursuant to the SIH Redemption Agreement, dated as of the date hereof, among SIH, Incentive and WABCO (the "SIH Redemption Agreement"), a copy of which is attached as Exhibit A hereto;

                  WHEREAS, each of WABCO, AIP, Harvard and Vestar have entered into, and substantially simultaneously with, and as a condition to, the consummation of the SIH Purchase each of the Voting Trust (as defined herein), Vestar Capital Partners, Inc., William E. Kassling, Emilio A. Fernandez and certain other parties named therein will enter into (in the case of certain parties, for limited purposes), the Amended and Restated Stockholders Agreement, dated as of the date hereof (the "Stockholders Agreement"), a copy of which is attached as Exhibit B hereto;

                  WHEREAS, each of WABCO, AIP, Harvard and Vestar have entered into, and substantially simultaneously with, and as a condition to, the consummation of the SIH Purchase each of the Voting Trust, Vestar Capital Partners, Inc. ("Vestar Capital"), Emilio A. Fernandez, Jr., Emilio A. Fernandez, Jr. as custodian for Eric A. Fernandez, Ofelia B. Fernandez, Emily
A. Fernandez, Angel P. Bezos, Rayssa C. Bezos, as custodian for Michelle R. Bezos and Jennifer A. Bezos, David R. Bezos, the Estate of Jose M. Llosa and Ronald L. Woltz (collectively, the "Pulse Shareholders") and certain other parties named therein will enter into, the Common Stock Registration Rights Agreement, dated as of the date hereof (the "Registration Rights Agreement"), a copy of which is attached as Exhibit C hereto; and

                  WHEREAS, the respective Board of Directors of each of WABCO, SIH and Incentive have approved the Transaction (as defined herein) and the execution, delivery and performance of the Transaction Documents (as defined herein) to which it is a party;

                  NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, SIH, Incentive and Buyer hereby agree as follows:

                                   ARTICLE I

                               DEFINITIONS, ETC.

                  SECTION 1.1. Definitions. As used in this Agreement, terms defined in the preamble and recitals to this Agreement shall have the meanings given to them therein and the following capitalized terms shall have the following respective meanings:

                  "Acquisition Proposal" shall have the meaning specified in
         Section 6.2.

                   "Average Share Price" shall mean $12.958.

                  "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in Boston, Massachusetts, New York, New York, Pittsburgh, Pennsylvania or Stockholm, Sweden are authorized or required by law or executive order to remain closed.

                  "Closing" shall have the meaning specified in Section 3.1.

                  "Closing Date" shall have the meaning specified in Section
         3.1.

                  "Existing Stockholders Agreement" shall mean the Stockholders Agreement, dated as of January 31, 1995, by and among SIH, the Voting Trust and WABCO, and joined for certain limited purposes by Vestar/WABCO Investors, L.P., Vestar Capital Partners, Inc., William
         E.  Kassling, Emilio A. Fernandez and Incentive.

                  "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                  "Purchase Price" shall have the meaning specified in Section 2.1.

                  "Representation Letter" shall mean the letter, dated the date hereof, from WABCO to Harvard and AIP, a copy of which is attached as Exhibit D hereto.

                  "SEC" shall mean the United States Securities and Exchange Commission.

                  "Securities Act" shall mean the United States Securities Act of 1933, as amended.

                  "SIH Shares To Be Purchased By Buyer" shall have the meaning specified in Section 2.1.

                  "Transaction" shall mean the collective reference to the SIH Purchase and the SIH Redemption.

                  "Transaction Documents" shall mean the collective reference to this Agreement, the SIH Redemption Agreement, the Representation Letter, the Stockholders Agreement and

         the Registration Rights Agreement.

                  "Voting Trust" shall mean the Voting Trust created pursuant to the Voting Trust Agreement.

                  "Voting Trust Agreement" shall mean the Second Amended WABCO Voting Trust/Disposition Agreement, dated as of December 13, 1995, by and among the trustholders and the trustees parties thereto.

                                   ARTICLE II

                               PURCHASE AND SALE

                  SECTION 2.1. Purchase and Sale of SIH Shares. Upon the terms and subject to the conditions of this Agreement, SIH shall sell, transfer and deliver to each of Vestar, Harvard, AIP and the Management Purchasers and each of Vestar, Harvard, AIP and the Management Purchasers shall purchase from SIH, the number of SIH Shares set forth opposite its name on the signature pages hereto; provided that if any or all of AIP and the Management Purchasers fails to purchase SIH Shares hereunder, each of Vestar and Harvard shall purchase from SIH, and SIH shall sell, transfer and deliver to each of Vestar and Harvard, 50% of such SIH Shares to have been purchased by such other party or parties (such 6,000,000 shares, collectively, the "SIH Shares To Be Purchased By Buyer") at a purchase price per share equal to $11.00 (the "Purchase Price"). The Purchase Price shall be payable on the Closing Date in accordance with
Section 3.2(b).

                  SECTION 2.2. Post-Closing Adjustments. (a) If (x) prior to December 31, 1997, any of Vestar, Harvard, AIP or a Management Purchaser sells or agrees to sell any shares of Common Stock at a price in excess of the Purchase Price, which sale or agreement relates to any Acquisition Proposal (other than an Acquisition Proposal disclosed in the letter referred to in Section 5.9) made after October 30, 1996 and prior to March 31, 1997, and (y) Buyer shall not have waived each of the conditions precedent to the Closing set forth in Section 7.2(f) and 7.2(g), the seller of such shares will pay to SIH promptly thereafter (by wire transfer of immediately available funds to an account designated by SIH in writing) an amount, for each share sold by such seller (but not, in any event, in excess of the number of SIH Shares acquired by such seller in the SIH Purchase) in such subsequent sale, equal to 55% of the excess of (i) the price received by such seller for such share over (ii) the Purchase Price. If the price received by such seller is not paid entirely in cash, the amount of such consideration received by such seller will be determined in accordance with the last three sentences in Section 6.4.

                  (b) If Section 2.2(a) is not applicable and any shares of Common Stock are subsequently sold by any of Harvard, Vestar, AIP or a Management Purchaser pursuant to any agreement entered into prior to December 31, 1997, the seller of such shares will pay to SIH promptly thereafter (by wire transfer of immediately available funds to an account designated by SIH in writing) an amount, for each share sold by such seller (but not, in any event, in excess of the number of SIH Shares acquired by such seller in the SIH Purchase) in such subsequent sale, equal to 15% of the excess, if any, of (i) the price received by such seller for such share over (ii) the Average Share Price. If the price received by such seller is not paid entirely in cash, the amount of such consideration received by such seller will be determined in accordance with the last three sentences of Section 6.4.

                  (c) If, prior to December 31, 1997, any of Harvard, Vestar, AIP or a Management Purchaser agrees to purchase all of the outstanding shares of Common Stock that it does not then own, such party will pay to SIH promptly thereafter (by wire transfer of immediately available funds to an account designated by SIH in writing) an amount, for each SIH Share purchased by Buyer and WABCO in the Transaction, equal to 15% of the excess, if any, of (i) the price paid by such party in such subsequent purchase over

(ii) the Average Share Price. If the price paid by such party is not paid entirely in cash, the amount of such consideration paid by such party will be determined in accordance with the last three sentences of Section 6.4.

                                  ARTICLE III

                                  THE CLOSING

                  SECTION 3.1. Closing Date. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1 hereof, the closing of the purchase and sale of the SIH Shares To Be Purchased By Buyer (hereinafter called the "Closing") shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, at 10:00 a.m. on March 31, 1997 (or as soon as practicable following the satisfaction (or, where permissible, due waiver by the parties entitled to the benefits thereof) of the conditions set forth in
Article VII), or on such other date and at such other time and place as may be mutually agreed upon by SIH and Incentive, on the one hand, and Vestar and Harvard on behalf of the Buyer, on the other hand. The date on and the time at which the Closing actually occurs being hereinafter referred to as the "Closing Date".

                  SECTION 3.2. Transactions to be Effected at the Closing. At the Closing:

                  (a) SIH shall deliver to Buyer certificates representing the SIH Shares To Be Purchased By Buyer, duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed; and

                  (b) Buyer shall deliver to SIH payment of the Purchase Price in immediately available funds to an account designated by SIH in writing at least two Business Days prior to the Closing Date.

                                   ARTICLE IV

              REPRESENTATIONS AND WARRANTIES OF SIH AND INCENTIVE

                  SIH and Incentive, jointly and severally, represent and warrant to Buyer as follows:

                  SECTION 4.1. Corporate Existence and Power. Each of SIH and Incentive is duly organized and validly existing under their respective jurisdictions of incorporation, and each of SIH and Incentive has all requisite corporate power and authority to execute and deliver this Agreement and the SIH Redemption Agreement and to consummate the transactions contemplated hereby and thereby to be consummated by it.

                  SECTION 4.2. Authorization. The execution and delivery of this Agreement and the SIH Redemption Agreement by each of SIH and Incentive and the consummation by each of them of the transactions contemplated hereby and thereby to be consummated by each of them have been duly and validly authorized and approved by all necessary corporate or other action required on the part of each of SIH and Incentive. This Agreement has been, and the SIH Redemption Agreement will be, duly executed and delivered by SIH and Incentive.

                  SECTION 4.3. Enforceability. This Agreement constitutes, and when executed and delivered by SIH and Incentive, the SIH Redemption Agreement will constitute, a legal, valid and binding obligation of each of SIH and Incentive enforceable against each of SIH and Incentive in accordance with the respective terms of such agreements, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

                  SECTION 4.4. SIH Shares. On the date hereof, SIH does, and on the Closing Date SIH will, own the SIH Shares (including the SIH Shares To Be Purchased By Buyer) of record and beneficially and the SIH Shares are fully paid and nonassessable. On the date hereof, SIH has, and on the Closing Date SIH will have, good, valid and marketable title to the SIH Shares (including the SIH Shares To Be Purchased By Buyer), free and clear of all claims, liens, encumbrances, restrictions (including without limitation restrictions on the power to vote or dispose of the SIH Shares), security interests and charges of any nature whatsoever, including without limitation any preemptive right or right of first refusal or first offer of any party (except for those restrictions set forth in the Existing Stockholders Agreement) or any agreement, arrangement or understanding regarding the sale or transfer of the SIH Shares (other than this Agreement, the SIH Redemption Agreement and the Existing Stockholders Agreement). On the Closing Date, upon delivery by SIH to each of Harvard, Vestar, AIP and Management Purchasers of the SIH Shares to be purchased by it or him in exchange for the Purchase Price payable by it or him, each of Vestar, Harvard, AIP and the Management Purchasers will receive good, valid and marketable title to the SIH Shares to be purchased by it or him, free and clear of all claims, liens, encumbrances, restrictions, security interests and charges of any nature whatsoever (other than any such claims, liens, encumbrances, restrictions, security interests and charges created by, or arising as a result of the ownership of such SIH Shares, by Vestar, Harvard, AIP or such Management Purchaser, as the case may be, and not created by, or arising as a result of, any action by SIH or Incentive).

                  SECTION 4.5. Litigation. There is no litigation or proceeding pending or, to the actual knowledge of SIH or Incentive, threatened or any investigation pending or threatened against SIH or Incentive which would prohibit either SIH or Incentive from consummating, or otherwise impair the ability of either SIH or Incentive to consummate, the Transaction.

                  SECTION 4.6. Noncontravention. The execution, delivery and performance by each of SIH and Incentive of this Agreement and the SIH Redemption Agreement and the consummation by each of SIH and Incentive of the transactions contemplated hereby or thereby will not (a) violate any organizational document of SIH or Incentive, (b) violate any law, rule, regulation, order, judgment, injunction, ruling or decree of any court or governmental authority applicable to SIH or Incentive or any of their respective assets or (c) with or without notice or lapse of time or both, require any consent, approval or notice under, constitute a violation of or default under, conflict with, give rise to any right of termination, cancellation or acceleration under, or result in the creation of any lien, security interest, encumbrance or other charge upon any of the assets of SIH or Incentive under, any contract, agreement, note, mortgage, license, permit or instrument by which either SIH or Incentive is bound or to which either of their respective assets is subject, except for the waiver by WABCO of its right of first refusal under the Existing Stockholders Agreement to purchase the SIH Shares To Be Purchased By Buyer, which waiver has been given by WABCO in the SIH Redemption Agreement.

                  SECTION 4.7. Consents. No consent, approval, order or authorization of, or exemption by, or filing or registration with, or notice to, any governmental authority is required to be obtained or made by either SIH or Incentive in connection with the execution, delivery and performance by each of them of this Agreement and the SIH Redemption Agreement or the consummation by them of the transactions contemplated hereby and thereby (other than any filings with the SEC required to be made by Incentive or SIH after the Closing).

                  SECTION 4.8. Brokers and Finders. Neither SIH nor Incentive has employed any broker, finder or agent or agreed to pay to any person any broker's fee, finder's fee, commission or other similar form of compensation in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

                  SECTION 4.9. Acquisition Proposals. As of the date hereof, Incentive is not aware of any discussions regarding any Acquisition Proposal after October 30, 1996.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF EACH BUYER

                  Each of Harvard, Vestar, AIP and the Management Purchasers, severally and not jointly, hereby represents and warrants to SIH and Incentive as follows:

                  SECTION 5.1. Existence, Power and Capacity. In the case of each of Vestar, Harvard and AIP, it is duly organized and validly existing under its jurisdiction of organization, and it has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to be consummated by it. In the case of each Management Purchaser, he has the legal capacity to execute, deliver and perform this Agreement.

                  SECTION 5.2. Authorization. The execution and delivery of this Agreement by it or him and the consummation by it or him of the transactions contemplated hereby to be consummated by it or him have been duly and validly authorized and approved by all necessary action required on its or his part. This Agreement has been duly executed and delivered by it or him.

                  SECTION 5.3. Enforceability. This Agreement constitutes its or his legal, valid and binding obligation enforceable against it or him in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

                  SECTION 5.4. Litigation. There is no litigation or proceeding pending or, to its or his actual knowledge, threatened or any investigation pending or threatened against it or him which would prohibit it from consummating, or otherwise impair its or his ability to consummate, the SIH Purchase.

                  SECTION 5.5. Noncontravention. The execution, delivery and performance by it or him of this Agreement and the consummation by it or him of the transactions contemplated hereby to be consummated by it or him will not
(a) in the case of Vestar, Harvard or AIP, violate any of its organizational documents, (b) subject to the satisfaction of the condition set forth in
Section 7.2(e), violate any law, rule, regulation, order, judgment, injunction, ruling or decree of any court or governmental authority applicable to it or him or any of its or his assets or (c) with or without notice or lapse of time or both, require any consent, approval or notice under, constitute a violation of or default under, conflict with, give rise to any right of termination, cancellation or acceleration under, or result in the creation of any lien, security interest, encumbrance or other charge upon any of its or his assets under, any contract, agreement, note, mortgage, license, permit or instrument by which it or he is bound or to which its or his assets is subject.

                  SECTION 5.6. Consents. No consent, approval, order or authorization of, or exemption by, or filing or registration with, or notice to, any governmental authority is required to be obtained or made by it or him in connection with the execution, delivery and performance by it or him of this Agreement or the consummation by it or him of the transactions contemplated hereby to be consummated by it or him (other than any filings (x) with the SEC required to be made by it or him after the Closing and (y) under the HSR Act required to be made by it or him, and subject to the satisfaction of the condition set forth in Section 7.2(e)).

                  SECTION 5.7. Brokers and Finders. It or he has not employed any broker, finder or agent or agreed to pay to any person any broker's fee, finder's fee, commission or other similar form of compensation in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

                  SECTION 5.8. Investment Intent. It or he acknowledges that it or he is aware that the sale of the SIH Shares To Be Purchased By Buyer has not been registered under the Securities Act and that WABCO has no obligation to register or cause the registration of the sale of such shares under the Securities Act, except as otherwise provided in the Stockholders Agreement or the Registration Rights Agreement. It or he is acquiring the SIH Shares to be purchased by it or him for investment and not with a view to, or for sale in connection with, any distribution thereof. It or he has such knowledge and experience in financial and business matters in general and in investments in particular so as to be capable of evaluating the merits and risks of its of his proposed investment in the SIH Shares to be purchased by it or him.

                  SECTION 5.9. Acquisition Proposals. As of the date hereof, it or he is not aware of any discussions regarding any Acquisition Proposal after October 30, 1996, except as disclosed in the letter from Vestar to Incentive of even date herewith.

                  SECTION 5.10. Financing. It or he has funds available to it or him in an amount sufficient to purchase the SIH Shares to be purchased by it or him hereunder and, in the case of Vestar and Harvard, the other SIH Shares which it may become obligated to purchase pursuant to the proviso to the first sentence of Section 2.1.

                                   ARTICLE VI

                                   COVENANTS

                  SECTION 6.1. Further Assurances and Cooperation. (a) Each of the parties hereto will use its reasonable best efforts to effect the Closing of the SIH Purchase by March 31, 1997.

                  (b) Each of the parties hereto agrees to use its reasonable best efforts to insure that the conditions set forth in Article VII are satisfied, insofar as such matters are within the control of such party.

                  (c) Each of SIH, Incentive and Vestar shall encourage the senior management of WABCO to make "roadshow"-type presentations to the investment community.

                  SECTION 6.2. Alternative Transaction Proposals. (a) Incentive and SIH will not, directly or indirectly, through any officer, director, representative, affiliate or agent (i) solicit, initiate, encourage or assist in the submission of any inquiries, proposals or offers from any corporation, partnership, person or other entity or group relating to any acquisition or purchase of assets of WABCO, or any equity interest in WABCO (including any SIH Shares), or any other form of recapitalization transaction involving WABCO or any merger, consolidation, business combination, spin-off, liquidation or similar transaction involving WABCO, other than the Transaction (each an "Acquisition Proposal"), (ii) participate in any discussions or negotiations regarding an Acquisition Proposal or furnish to any person or entity (other than Buyer or WABCO) any information concerning WABCO or the proposed Transaction, (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than Buyer or WABCO) to make or enter into an Acquisition Proposal or (iv) sell, assign, convey or transfer any SIH Shares or any interest therein or grant any right to acquire any interest therein or agree or propose to do any of the foregoing.

                  (b) If either Incentive or SIH receives any inquiry, proposal or offer to enter into any transaction of the type referred to in Section 6.2(a) (i), (ii), (iii) or (iv) above, such party will inform Vestar and Harvard on behalf of Buyer of the terms thereof, except to the extent prohibited by applicable law, rule or regulation of any governmental authority or stock exchange by which Incentive or SIH is bound.

                  (c) Except to the extent that outside counsel advises that applicable law requires otherwise, neither Incentive, SIH nor any of their respective officers, directors, representatives, affiliates or agents will disclose to any person, without the prior written consent of Vestar and Harvard on behalf of Buyer, the fact that Incentive and SIH have entered into this Agreement and the SIH Redemption Agreement and are engaged in the Transaction.

                  SECTION 6.3. Releases and Statements. Each of the parties hereto will consult with each other before issuing any press release or otherwise making any public statements with respect to the Transaction and other matters contemplated hereby and will not issue any such press release or make any other public statement prior to such consultation, and, except to the extent that outside counsel advises that applicable law requires otherwise, any such press release or public statement will be approved in advance by each of the parties hereto.

                  SECTION 6.4. Topping Fee. If, prior to December 31, 1997, Incentive or SIH or any of their affiliates sells or agrees to sell any SIH Shares at a price in excess of the Purchase Price, which sale or agreement relates to any Acquisition Proposal made after October 30, 1996 and prior to March 31, 1997, Incentive and SIH will, jointly and severally, be obligated to pay to Vestar, Harvard, and AIP on a pro rata basis (based on the percentage of the total number of SIH Shares to be purchased by Vestar, Harvard and AIP which is to be purchased by each such party), promptly following the consummation of such sale and by wire transfer of immediately available funds, an amount, for each SIH Share so sold, equal to 45% of the excess of (i) the price received by Incentive or SIH or any of their affiliates for such SIH Share over (ii) $11.00; provided that no amount shall be payable to Vestar, Harvard or AIP if this Agreement shall have been terminated by Buyer pursuant to Section 8.1(a)(ii) because any of the conditions set forth in Sections 7.2(f) and 7.2(g) shall not have been satisfied. If all or a portion of the price received by Incentive or SIH or any of their affiliates for SIH Shares is paid in a form other than cash, including any right to receive a contingent payment, the amount of consideration received by Incentive or SIH or any of their affiliates shall be deemed to be the amount of any cash consideration and the fair market value of any non-cash consideration on the date of consummation of the sale of the SIH Shares. Such fair market value shall be determined (A) mutually by Incentive, Vestar and Harvard or (B) if Vestar, Harvard, and Incentive cannot so agree within 30 days, by a nationally recognized New York based United States investment banking firm selected by Vestar and Harvard from a list of three such firms prepared by Incentive. The fees and expenses of such investment banking firm shall be borne 50% by Incentive and 50% by Vestar, Harvard and AIP on a pro rata basis (based on the percentage of the total number of SIH Shares to be purchased by Vestar, Harvard and AIP which is to be purchased by each such party).

                  SECTION 6.5. Expenses. Each of the parties hereto will pay its own expenses incurred or to be incurred in connection with the Transaction. None of the parties hereto shall engage any broker, finder or agent or agree to pay to any person any broker's fee, finder's fee, commission or other similar form of compensation in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

                                  ARTICLE VII

                             CONDITIONS TO CLOSING

                  SECTION 7.1. Conditions Precedent to Each Party's Obligation to Effect the Closing. The obligation of each party hereto to consummate the Closing hereunder shall be subject to the satisfaction (or, where permissible, waiver by the party or parties, as the case may be, entitled to the benefits thereof) on the Closing Date of each of the following conditions:

                  (a) no preliminary or permanent injunction or other order issued by any United States federal or state court of competent jurisdiction or any court of the Kingdom of Sweden of competent jurisdiction or by any United States federal or state governmental or regulatory body or any governmental or regulatory body of the Kingdom of Sweden nor any statute, rule, regulation or order of any United States federal or state governmental authority or governmental authority of the Kingdom of Sweden shall be in effect which (i) restrains, enjoins or otherwise prohibits SIH, Incentive, Buyer or WABCO from consummating the Transaction or (ii) would impose any material limitations on Buyer's ability to exercise full rights of ownership of the SIH Shares to be purchased by Buyer; and

                  (b) prior to or simultaneously with the Closing, the SIH Redemption shall be consummated in accordance with the SIH Redemption Agreement and all of the SIH Shares To Be Purchased By Buyer shall be purchased by Buyer pursuant hereto.

                  SECTION 7.2. Conditions Precedent to the Obligation of Each Buyer. The obligation of each of Vestar, Harvard, AIP and the Management Purchasers to effect the Closing shall be subject to the satisfaction (or, where permissible, waiver by such party) on the Closing Date of each of the following conditions:

                  (a) each of SIH and Incentive shall have performed and complied in all material respects with each of its agreements and covenants contained herein to be performed or complied with by SIH or Incentive, as the case may be, on or prior to the Closing Date;

                  (b) each of the representations and warranties of SIH and Incentive contained herein (and, in the case of each of Harvard and AIP only, each of the representations and warranties of WABCO contained in the Representation Letter) shall be true in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date);

                  (c) Buyer shall have received a certificate to the effect that the conditions set forth in the foregoing clauses (a) and (b) have been satisfied, signed by an executive officer of each of SIH and Incentive;

                  (d) each of the Stockholders Agreement and the Registration Rights Agreement shall have been executed and delivered by the parties thereto (other than Buyer and WABCO);

                  (e) the waiting period, and any extension thereof, under the HSR Act shall have been terminated or expired thereunder without challenge;

                  (f) there shall not have occurred any event that could reasonably be expected to have a material adverse effect on the business, assets, properties, operations, condition (financial or otherwise) or prospects of WABCO and its subsidiaries taken as a whole; and

                  (g) there shall not have occurred any material disruption or any other event that could reasonably be expected to have a material adverse effect on the financial, banking or capital markets in the United States.

                  SECTION 7.3. Conditions Precedent to the Obligations of SIH and Incentive. The obligations of SIH and Incentive to effect the Closing shall be subject to the satisfaction (or, where permissible, waiver by SIH and Incentive) on the Closing Date of all of the following conditions (provided that any failure by any of AIP and the Management Purchasers to satisfy any of the following conditions shall be deemed waived if Vestar and Harvard are purchasing at Closing the SIH Shares to have been purchased by such defaulting party or parties pursuant to the proviso to the first sentence of Section 2.1):

                  (a) each of Vestar, Harvard, AIP and the Management Purchasers shall have performed and complied in all material respects with each of its agreements and covenants contained herein to be performed or complied with by it on or prior to the Closing Date;

                  (b) each of the representations and warranties of each of Harvard, Vestar, AIP and the Management Purchasers contained herein shall be true in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date);

                  (c) SIH and Incentive shall have received from each of Vestar, Harvard, AIP and the Management Purchasers a certificate, signed by an executive of such party, to the effect that the conditions set forth in the foregoing clauses (a) and (b) have been satisfied with respect to it; and

                  (d) SIH and Incentive shall have received a letter from WABCO substantially in the form of Exhibit E hereto.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

                  SECTION 8.1. Termination. (a) This Agreement may be terminated and the Transaction abandoned at any time prior to the

Closing:

                             (i) by the mutual written consent of Incentive and SIH, on the one hand, and Vestar and Harvard on behalf of Buyer, on the other hand; or

                            (ii) by either Incentive and SIH, on the one hand, or Vestar or Harvard on behalf of Buyer, on the other hand, if the Closing shall not have occurred on or prior to March 31, 1997, provided that the right to terminate this Agreement pursuant to this
         Section 8.1(a)(ii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement, or whose breach of any representation or warranty by it set forth herein, has been the cause of, or resulted in, the failure of the Closing to have occurred on or before such date.

                  (b) In the event of termination of this Agreement by any party pursuant to this Section 8.1, written notice thereof shall forthwith be given to the other parties hereto and this Agreement shall forthwith become of no further force and effect, except for the provisions of this Article VIII and Sections 6.3, 6.4 and 6.5 and Article IX, each of which shall continue in full force and effect. The foregoing provisions shall not limit or restrict the availability of specific performance or other injunctive relief to the extent that specific performance or other injunctive relief would otherwise be available to a party hereunder. Nothing in this Section 8.1 shall be deemed to relieve any party from any liability for any breach by such party of its representations, warranties, covenants or agreements set forth in this Agreement.

                  SECTION 8.2. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Incentive and SIH, on the one hand, and Vestar and Harvard on behalf of Buyer, on the other hand, may, by an instrument in writing signed on behalf of such party, waive compliance by the other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform. In particular it is acknowledged and agreed that Buyer may not waive the conditions set forth in Section 7.1(b) as conditions to the obligations of SIH and Incentive to effect the Closing.

                                   ARTICLE IX

                                 MISCELLANEOUS

                  SECTION 9.1. Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in the Representation Letter shall survive the Closing, except for the representations and warranties made by each of Incentive and SIH in Section 4.4.

                  SECTION 9.2. Notices. Any notice, request, demand, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered by hand,
(ii) five Business Days after it is mailed, certified or registered mail, return receipt requested with postage prepaid, (iii) when answered back if sent by telecopy (with receipt confirmed) or (iv) three Business Days after it is sent by express delivery service, as follows:

                  (a)      if to SIH, to:

                           Scandinavian Incentive Holding B.V.
                           c/o Incentive AB
                           Hamngatan 2
                           S-11147 Stockholm, Sweden
                           Attention: Mr. Mikael Lilius
                           Telephone No.: (011) 46-8-613-65-17
                           Telecopier No.: (011) 46-8-611-81-61

                  with a copy to:

                           Advokatfirman Vinge KB
                           Smalandsgatan 20, Box 1703
                           S-111 87 Stockholm, Sweden
                           Attention:  Hans Wibom, Esq.
                           Telephone No.:  (011) 46-8-614-31-45
                           Telecopier No.:  (011) 46-8-614-31-90

                  (b)      if to Incentive, to:

                           Incentive AB
                           Hamngatan 2
                           S-111 47 Stockholm, Sweden
                           Attention: Mr. Mikael Lilius
                           Telephone No.: (011) 46-8-613-65-17
                           Telecopier No.: (011) 46-8-611-81-61
                  with a copy to:

                           Advokatfirman Vinge KB
                           Smalandsgatan 20, Box 1703
                           S-111 87 Stockholm, Sweden
                           Attention: Hans Wibom, Esq.
                           Telephone No.: (011) 46-8-614-31-45
                           Telecopier No.: (011) 46-8-614-31-90

                  (c)      if to Vestar, to:
                           Vestar Equity Partners, L.P.
                           1225 17th Street, Suite 1660
                           Denver, Colorado  80202
                           Attention: Mr. James P. Kelley
                           Telephone No.: (303) 292-6300
                           Telecopier No.: (303) 292-6639

                  with a copy to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York 10017
                           Attention: Peter J. Gordon, Esq. Telephone No.:
                           (212) 455-2605 Telecopier No.: (212) 455-2502

                  (d)      if to Harvard, to:

                           c/o Harvard Private Capital Group, Inc.  600
                           Atlantic Avenue, 26th Floor Boston, Massachusetts 02110 Attention: Mr. Mark Rosen Telephone No.:
                           (617) 523-4400 Telecopier No.: (617) 523-1063

                  with a copy to:

                           Ropes & Gray
                           One International Place
                           Boston, Massachusetts  02110-26242 Attention:  Larry
                           J. Rowe, Esq. Telephone No.: (617) 951-7000
                           Telecopier No.: (617) 951-7050

                  (e)      if to AIP, to

                           American Industrial Partners
                           551 Fifth Avenue
                           Suite 3800
                           New York, NY  10176
                           Attention: Mr. Robert J. Klein
                           Telephone No.: (212) 983-1399 Telecopier No.:
                           (212) 986-5099
                  with a copies to:

                           American Industrial Partners
                           One Maritime Plaza
                           Suite 2525
                           San Francisco, CA  94111
                           Attention: Mr. Ken Pereira
                           Telephone No.: (415) 788-7354 Telecopier No.:
                           (415) 788-5302

                           and

                           Latham & Watkins
                           5800 Sears Tower
                           Chicago, Illinois 60606
                           Attention: Mark Stegemoeller, Esq.
                           Telephone No.: (312) 876-7690
                           Telecopier No.: (312) 993-9767

                  (f)      if to any Management Purchaser, to him

                           c/o Westinghouse Air Brake Company
                           1000 Air Brake Avenue
                           Wilmerding, Pennsylvania 15148 Attention: Mr. Robert Brooks Telephone No.: (412) 825-1315 Telecopier No.: (412) 825-1156

                  with a copy to:

                           Reed Smith Shaw & McClay
                           435 Sixth Avenue
                           Pittsburgh, Pennsylvania 15219
                           Attention: David L. DeNinno, Esq. Telephone No:
                           (412) 288-3214 Telecopier No: (412) 288-3063

                  SECTION 9.3. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

                  SECTION 9.4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement.

                  SECTION 9.5. Interpretation. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

                  SECTION 9.6. Entire Agreement. This Agreement, including the exhibits hereto, constitutes the entire agreement among the parties hereto and supersedes any prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof.

                  SECTION 9.7. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW

PRINCIPLES THEREOF.

                  SECTION 9.8. Successors and Assigns. This Agreement shall not be assignable by either SIH or Incentive without the prior written consent of Vestar and Harvard on behalf of Buyer or by Buyer without the prior written consent of SIH and Incentive. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person, other than the parties hereto and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

                  SECTION 9.9. Conciliation and Arbitration. (a) If any dispute, claim or difference arises out of or relates to this Agreement (a "Dispute"), the parties hereto shall use their reasonable best efforts to resolve the Dispute and, if they so desire, consult outside experts for assistance in arriving at such a resolution.

                  (b) Any Dispute shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") effective as of the commencement of the arbitration (the "Rules"), except as such Rules may be modified as provided herein. The arbitration shall be held in New York, New York, unless the parties mutually agree to have the arbitration held elsewhere, and judgment upon the award made therein may be entered by any court having jurisdiction thereof, provided, however, that nothing contained in this Section 9.9 shall be construed to preclude a party from bringing any action in any court of competent jurisdiction for injunctive or other provisional relief to compel another party to comply with its obligations under this Agreement during the pendency of the arbitration proceedings. The arbitral tribunal shall be composed of three arbitrators, who shall be experienced commercial litigators admitted to practice law in the State of New York. Incentive and SIH shall appoint one arbitrator and Vestar and Harvard on behalf of Buyer shall appoint one arbitrator. If such parties fail to nominate an arbitrator in accordance with the preceding sentence within thirty days from the date when the notice of intention to arbitrate referred to in Rule 6 of the Rules (the "Commencement Notice") has been received by the Respondent (as defined in the Rules) such appointment shall, upon written request by either party to the AAA, be made in accordance with Rule 14 of the Rules. The two arbitrators thus appointed shall attempt to agree upon the third arbitrator to act as chairperson of the arbitration tribunal. If said two arbitrators fail to appoint the chairperson within thirty days from the date of appointment of the second arbitrator, upon written request of either party to the AAA, such appointment shall be made in accordance with Rule 15 of the Rules. The arbitrators shall have no power to waive, alter, amend, revoke or suspend any of the provisions of this Agreement, provided, however, that the arbitrators shall have the power to decide all questions with respect to the interpretation and validity of this Section 9.9. The arbitration shall be conducted, and the award shall be rendered, in the English language. An arbitrator may not act as an advocate for the party nominating him, and all three arbitrators shall be impartial and unbiased. A majority vote by the three arbitrators shall be required on any decision made by them; provided, however, that lacking such a majority in the case of question of amounts of dollar or other quantities, the vote for the greatest amount or quantity shall be deemed to be a vote for the amount or quantity next in magnitude in order to form a majority for such vote. The arbitrators shall permit such discovery as they shall determine is appropriate in the circumstances, taking into account the needs of the parties and the desirability of making discovery expeditious and cost-effective. Any such discovery shall be limited to information directly relevant to the controversy or claim in arbitration and shall be concluded within thirty days after the appointment of the arbitration panel. This agreement to arbitrate shall be binding upon the heirs, successors and assigns and any trustee, receiver or executor of any party hereto. Except to the extent required by law or court or administrative order, no party, arbitrator, representative, counsel or witness shall disclose or confirm to any person not present at the arbitration hearings any information about the arbitration proceeding or hearings, including the names of the parties and arbitrators, the nature and amount of the claims, the financial condition of any party, the expected date of hearing or the award made.

                  (c) Subject to and not in any way limiting the preceding
Section 9.9(b), each of the parties hereto irrevocably consents and submits to the jurisdiction in any action brought in connection with this Agreement in the United States District Court for the Southern District of New York or any New York court of competent jurisdiction, including, but not limited to, any action to enforce an award rendered pursuant to the preceding Section 9.9(b). Incentive and SIH hereby appoint CT Corporation System as their agent for service of process in New York. The submission of the parties to jurisdiction as set forth in this Section 9.9(c) does not constitute and shall not be deemed a consent to jurisdiction for any purpose other than those expressly set forth in this Agreement.

                                                                       Exhibit 3

                              AMENDED AND RESTATED
                             STOCKHOLDERS AGREEMENT

                  THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "Agreement") dated as of March 5, 1997, by and among the VOTING TRUST (the "Voting Trust) created under the Second Amended WABCO Voting Trust/Disposition Agreement, dated as of December 13, 1995 (the "Voting Trust Agreement"), VESTAR EQUITY PARTNERS, L.P., a Delaware limited partnership ("Vestar"), HARVARD PRIVATE CAPITAL HOLDINGS, INC., a Massachusetts corporation ("Harvard"), AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND II, L.P., a Delaware limited partnership ("AIP"), and WESTINGHOUSE AIR BRAKE COMPANY, a Delaware corporation ("WABCO"). The Voting Trust, Vestar, Harvard, AIP and WABCO are sometimes individually referred to as a "Party" and collectively the "Parties".

                  WHEREAS, this Agreement amends and restates the Stockholders Agreement dated as of January 31, 1995 (the "Existing Stockholder Agreement") by and among the Voting Trust, Scandinavian Incentive Holdings B.V. ("SIH") and WABCO, and to which Vestar/WABCO Investors, L.P., Vestar Capital Partners, Inc., William E. Kassling, Emilio A. Fernandez, and Incentive AB executed limited joinders;

                  WHEREAS, concurrently with this Agreement becoming effective Vestar, Harvard, AIP and members of WABCO's management are purchasing 6 million of the shares of Common Stock owned by SIH and WABCO is repurchasing 4 million of the shares of Common Stock owned by SIH (the purchase of such 10 million SIH Shares, the "SIH Repurchase"); and

                  WHEREAS, the Parties desire to set forth certain agreements with respect to the ownership of Common Stock by the Parties other than WABCO and certain other matters relating to WABCO.

                  NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter set forth, the Parties hereby agree as follows:

1.       DEFINITIONS

         1.1 In addition to the terms defined elsewhere herein, the following terms shall have the following meanings:

                  1.1.1  "Act" shall mean the Securities Act of 1933, as
                    amended.

                  1.1.2 "Affiliate" shall mean any entity which is now, or hereinafter becomes controlled by, or in control of, or in common control with, another entity. "Control" shall mean more than fifty percent (50%) of the ownership interest or voting rights of any entity, directly or indirectly.

                  1.1.3 "AIP Shares" shall mean the shares of Common Stock owned by AIP.

                  1.1.4 "Associate" shall mean any natural person who is a partner, officer, director or employee of (i) another person,
                  (ii) a corporate general partner of a limited partnership or
                  (iii) a company or partnership that controls, is controlled by, or is under common control with, such person. "Person" shall mean an individual, corporation, partnership, association, joint-stock company, trust and unincorporated association.

                  1.1.5 "Common Stock" shall mean shares of common stock, par value $.01 per share, of WABCO.

                  1.1.6 "ESOP" shall mean, collectively, the WABCO Employee Stock Ownership Plan effective January 1, 1995 and the WABCO Employee Stock Ownership Trust established effective January 1, 1995 pursuant to the WABCO Employee Stock Ownership Trust Agreement between WABCO and the U.S. Trust Company of California, N.A., as such plan and trust may be amended, modified or supplemented from time to time.

                  1.1.7 "Harvard Shares" shall mean the shares of Common Stock owned by Harvard.

                  1.1.8 "Pulse Shares" shall mean the shares of Common Stock delivered by WABCO pursuant to that certain Asset Purchase Agreement dated as of January 23, 1995, by and among WABCO, Pulse Acquisition Corporation, Pulse Electronics, Incorporated and Pulse Embedded Computer Systems, Inc.

                  1.1.9 "Qualifying Public Offering" shall mean a sale of shares of Common Stock in a bona fide underwritten public offering that is registered under the Act and conducted in the United States in a manner reasonably designed to effect a broad distribution of such shares.

                  1.1.10  "SEC" shall mean the United States Securities and
                    Exchange Commission.

                  1.1.11 "SIH Shares" shall mean the 10,000,000 shares of Common Stock owned by SIH.

                  1.1.12 "Trustholders" shall mean the holders of Trust Certificates issued by the Voting Trust in exchange for shares of Common Stock.

                  1.1.13 "Vestar Shares" shall mean the shares of Common Stock owned by Vestar or Vestar Capital Partners, Inc.

         1.1.14 "Voting Trust Shares" shall mean the shares of Common Stock owned by the Voting Trust.

2.       NOTICE OF CERTAIN ACTIVITIES

         2.1 Harvard hereby agrees that, so long as a Harvard representative is on the Board of Directors of the Company, Harvard shall provide prompt written notice to the Company if at any time Harvard competes with WABCO in the railway products or rail passenger transit business, provided, however, that this covenant shall only apply with respect to investments by Harvard in excess of $10,000,000.

         2.2 Vestar hereby agrees that, so long as a Vestar representative is on the Board of Directors of the Company, Vestar shall provide prompt written notice to the Company if at any time Vestar or a wholly-owned subsidiary of Vestar competes with WABCO in the railway products or rail passenger transit business; provided, however, that this covenant shall only apply with respect to investments by Vestar or any of its wholly-owned subsidiaries in excess of $10,000,000.

3.       CERTAIN PURCHASES AND CORPORATE MATTERS

         3.1 Repurchases. On or about the date hereof, (i) WABCO is acquiring from SIH 4,000,000 of the SIH Shares (the "SIH Repurchase"), and (ii) Vestar, Harvard, AIP and certain members of WABCO's management are collectively purchasing 6,000,000 of the SIH Shares.

         3.2 By-Laws. On or before the effective date hereof, the By-Laws of WABCO (the "By-Laws") shall be amended to read as set forth in Exhibit
         3.2 to this Agreement.

4.       MANAGEMENT OF WABCO

         4.1  Board of Directors.

                  4.1.1  Composition.

                  (a) Subject to paragraphs (b) through (h) hereof, the Board of Directors of WABCO (the "Board") shall consist of such number of persons as is determined from time to time by the affirmative vote of a majority of the Directors then in office.

                  (b) The Board shall maintain a Nominating Committee, which Nominating Committee shall nominate persons to be elected to the Board as set forth in this Agreement. The Chairman of the Board shall have exclusive authority to select the members of the Board who will serve on the Nominating Committee, subject in any event to the provision in Section 4.1.1(h). At any time that a new Director is elected pursuant to the terms of this Agreement, the remaining Directors then in office shall have an obligation to ratify and approve such elections.

                  (c) The Nominating Committee shall nominate persons for election to the Board so that the Board shall be comprised of the following: (i) the Chief Executive of WABCO; (ii) another executive officer of WABCO; (iii) at least three individuals who are not employees of WABCO or any of its subsidiaries;
                  (iv) one individual designated by Vestar (the "Vestar Director") (so long as Vestar and its partners, and Vestar Capital and its stockholders and officers, and their respective Affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Vestar and Vestar Capital immediately after the closing of the SIH Repurchase); (v) one individual designated by William
                  E. Kassling (so long as Mr. Kassling and members of his immediate family and their Affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Mr. Kassling immediately after the closing of the SIH Repurchase); (vi) one individual designated by Harvard (the "Harvard Director") (so long as Harvard and its stockholders and officers and their respective Affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Harvard immediately after the closing of the SIH Repurchase); and (vii) Emilio A. Fernandez (so long as (x) Mr. Fernandez is able and willing to serve and (y) Mr. Fernandez and his immediate family and their Affiliates (the "Fernandez Group") collectively and beneficially own at least 50% of the Pulse Shares. So long as Mr. Fernandez meets the qualifications set forth in the foregoing clause (vii), the Chairman of the Board shall direct the Nominating Committee to nominate Mr. Fernandez as a member of the Board of Directors.

                  (d) If requested by WABCO in order to comply with paragraph
                  (c) above, Vestar, Mr. Kassling and/or Harvard shall cause its designee for Director to resign effective at such time as Vestar, Mr. Kassling or Harvard, as the case may be, no longer has the ability to designate a Director pursuant to paragraph (c) above, and Mr. Fernandez shall resign effective at such time as the Fernandez Group no longer beneficially owns at least 50% of the Pulse Shares.

                  (e) Vestar, Harvard and Mr. Kassling may, at any time during which their respective right to designate Directors is applicable, cause the removal of any Director designated by it or him and designate a new individual or individuals to serve as Director or Directors by prior written notice to the Nominating Committee, which shall promptly nominate such individual(s) for election to the Board. Except with respect to Mr. Fernandez, in the event of a vacancy on the Board of Directors caused by the death, resignation or removal of a Director prior to the fulfillment of his term, the Party or other person or entity originally designating such Director shall, so long as its right to designate such Director is applicable, designate an individual to serve as a successor Director and shall promptly notify the Nominating Committee of such action in writing, and the Nominating Committee shall promptly nominate such individual for election to the Board. The death, resignation or removal of Mr. Fernandez as a director shall terminate his right to serve on the Board of Directors, and the Fernandez Group shall have no right to designate a successor to fill any vacancy caused by such death, resignation or removal.

                  (f) Any person designated by Vestar, Harvard, Mr. Kassling or, in the case of Mr. Fernandez, the Chairman of the Board, as provided for herein shall be nominated by the Nominating Committee to be elected to the Board at the stockholders' meeting, or by the Directors already elected to the Board, as the case may be, voting in conformity with such nomination. In furtherance thereof, each of the Voting Trust, Vestar, Harvard, Vestar Capital, AIP, Mr. Kassling, Mr. Fernandez, Robert J. Brooks, Howard J. Bromberg and John M. Meister agrees to vote all of the shares of Common Stock and any other voting securities of WABCO from time to time held by it or him in favor of, and each of the Voting Trust, Harvard, Vestar Capital, AIP, Mr. Kassling, Mr. Fernandez, Mr. Brooks, Mr. Bromberg and Mr. Meister agrees to cause any shares of Common Stock or other WABCO voting securities as to which it or he from time to time has the right to direct the vote to be voted in favor of, and to take any other appropriate steps to cause, the election to the Board of individuals designated by Vestar, Harvard and/or Mr. Kassling and, in the case of Mr. Fernandez, the Chairman of the Board, and nominated by the Nominating Committee in accordance with this Section 4.1.1; provided, that Mr. Kassling shall not be deemed to control any shares of Common Stock held by the ESOP for purposes of this Section 4.1

                  (g) Each director elected in accordance with the foregoing paragraphs (b) through (f) shall be elected to one of three classes, as allocated by the Chairman of the Board in his sole discretion. Each director will be elected to hold office for a term expiring at the third succeeding annual meeting. In all such cases, a Director's term of office shall continue until his successor is duly elected and qualified or until his earlier resignation or removal. Until such time as Vestar designates a new individual in accordance with this Section 4.1.1, James P. Kelley shall be the Vestar Director and shall continue in his current term as a Director. The Harvard Director shall fill the vacancy to be created by Mikael Lilius' resignation from the Board and shall be nominated for a full term expiring in 2000. Each other Director currently serving as such (with the exception of Mr. Lilius) will continue his present term.

                  (h) Each committee of the Board shall include either the Vestar Director or the Harvard Director (as determined by Harvard and Vestar) as one of its members.

                  4.1.2  Powers and Management.

                  (a) The Board of Directors shall have full power to control, manage and direct the business of WABCO and to take such actions as may be necessary to further the purposes of WABCO.

                  (b) The management of the business of WABCO shall be the responsibility of a Chief Executive Officer, to be appointed by the Board of Directors. William E. Kassling shall continue to be the Chief Executive Officer of WABCO and he shall continue to serve as Chief Executive Officer until replaced by the Board of Directors in accordance with the provisions of any employment agreement then in force between WABCO and Mr. Kassling. The Chief Executive Officer of WABCO shall, subject to subsection(a) above, be entitled to make all decisions regarding the ordinary course of business operations of WABCO according to good business practice.

                  (c) All of the Directors shall have one vote each. A quorum shall be constituted by a majority of the Directors then in office.

5.       TRANSFER OF SECURITIES

         5.1  No Transfer.

                  5.1.1 Except as permitted by Section 5.2 hereof, until March 31, 2001, neither Vestar, Harvard, AIP nor the Voting Trust shall sell, transfer, assign, mortgage, change, hypothecate, give away or otherwise dispose of (collectively, "transfer") any Common Stock owned or held by it. Any transfer contrary to the provisions of this Agreement shall be null and void. The foregoing shall not restrict (i) the transferability of interests in the Voting Trust so long as any such transfer does not affect the underlying Common Stock and (ii) the ability of Vestar Capital Partners, Inc. to pledge the 40,000 Vestar Shares currently held by Vestar Capital Partners, Inc.

                  5.1.2 No transfer of shares of Common Stock by Vestar, Harvard, AIP or the Voting Trust shall be permitted pursuant to Section 5.2 hereof except (i) pursuant to an effective registration statement covering such shares under the Act and any applicable state securities laws, (ii) in a transaction permitted by Rule 144 promulgated under the Act and as to which WABCO has received reasonably satisfactory evidence of compliance with the provisions of Rule 144, (iii) to a person whom the seller reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A promulgated under the Act purchasing for its own account or for the account of a Qualified Institutional Buyer that is aware that the transfer is being made in reliance upon Rule 144A promulgated under the Act, or (iv) upon receipt of a legal opinion in form and substance reasonably acceptable to WABCO rendered by counsel (who may be an employee of the party for whom or on whose behalf the opinion is being rendered) reasonably satisfactory to WABCO to the effect that the transaction does not require registration under the Act and any applicable state securities laws. This Section shall not apply to transfers by Vestar, Harvard or AIP to their respective Affiliates as permitted by Section 5.2.1.

                  5.1.3 At the request of WABCO, each share certificate for the Common Stock held by Vestar, Harvard, AIP or the Voting Trust shall be provided with the following legend:

                           "The shares of stock represented by this certificate are subject to, and may be sold, transferred, assigned, mortgaged, changed, hypothecated, given away or otherwise disposed of (collectively, "transferred") only in accordance with, the provisions of the Amended and Restated Stockholders Agreement dated as of March 5, 1997. The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or any applicable state securities laws, and may not be transferred , and Westinghouse Air Brake Company (the "Company") is not required to give effect to any attempted transfer, except in accordance with the terms of said Stockholders Agreement and (i) pursuant to an effective registration statement covering such security under the Act and any applicable state securities laws, (ii) in a transaction permitted by Rule 144 promulgated under the Act and as to which the Company has received reasonably satisfactory evidence of compliance with the provisions of Rule 144, (iii) to a person whom the seller reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A promulgated under the Act purchasing for its own account or for the account of a Qualified Institutional Buyer that is aware that the transfer is being made in reliance upon Rule 144A promulgated under the Act, or (iv) upon receipt of a legal opinion in form and substance reasonably acceptable to the Company rendered by counsel (who may be an employee of the party for whom or on whose behalf the opinion is being rendered) reasonably satisfactory to the Company to the effect that the transaction does not require registration under the Act and any applicable state securities laws."

         5.2  Transfers Allowed.

                  5.2.1 On or prior to March 31, 1998 the Harvard Shares, the Vestar Shares and the AIP Shares may only be transferred (i) to Affiliates or partners of such transferor who agree in a writing, in form and substance reasonably satisfactory to WABCO, to be bound by and subject to the provisions of this Agreement , (ii) in connection with the exercise of "piggyback" registration rights granted to such transferor by WABCO, or (iii) in connection with any merger, consolidation, reorganization, recapitalization or similar transaction or any tender or exchange offer approved or recommended by WABCO's Board of Directors. After March 31, 1998 the Harvard Shares, the Vestar Shares and the AIP Shares may be transferred as permitted under the foregoing clauses (i),
                  (ii) and (iii) and (w) in a Qualifying Public Offering, (x) in any disposition to a person which, to the best knowledge of Harvard, Vestar or AIP, as the case may be, after due inquiry (it being understood that Harvard, Vestar and AIP may rely on representations and warranties made by such person and such person's Schedule 13D or Schedule 13G filings with the SEC unless Harvard, Vestar or AIP has actual knowledge that such Schedules are not accurate), will not beneficially own, together with such person's Affiliates, a number of shares of Common Stock then outstanding on a fully diluted basis which, when combined with the number of Harvard Shares, Vestar Shares or AIP Shares, as the case may be, being disposed of in such disposition would constitute more than 6% of the shares of Common Stock then outstanding on a fully diluted basis, (y) to or through any broker, underwriter, placement agent or other financial intermediary, acting in such capacity, which undertakes in a writing reasonably satisfactory to WABCO to effect any subsequent transfer by it of such Harvard Shares, AIP Shares or Vestar Shares, as the case may be, in a Qualifying Public Offering or (z) to any person (other than any person which, to the best knowledge of Harvard, Vestar or AIP, as the case may be, after due inquiry, is a competitor or customer of WABCO or has, prior to such sale, initiated or been an active participant in, an unsolicited change of control transaction by tender offer, proxy contest, consent solicitation or otherwise with respect to WABCO), provided that WABCO shall have a right of first offer with respect to any Harvard Shares, Vestar Shares or AIP Shares, as the case may be, proposed to be sold in accordance with this clause (z) pursuant to Section 5.2.2 hereof unless WABCO shall have approved of such transfer in writing.

                  5.2.2 If either Harvard, Vestar or AIP (the "Selling Party") proposes to sell any Harvard Shares, Vestar Shares or AIP Shares, as the case may be pursuant to clause (z) of Section
                  5.2.1 hereof (a "Third Party Sale"), the Selling Party shall not transfer such Shares (the "Offered Shares") without first offering the Offered Shares to WABCO in accordance with the following procedures. The Selling Party shall provide to WABCO written notice of its intention to sell (the "Sale Notice"), which Sale Notice shall include a request for WABCO to make a written offer (the "WABCO Offer") to purchase for cash all of the Offered Shares. WABCO shall have the right to make a WABCO Offer for the Offered Shares by notifying the Selling Party (such notice being referred to as an "Election Notice") at any time within 35 days of WABCO's receipt of the Sale Notice of WABCO's intent to make such WABCO Offer; provided, that any such Election Notice from WABCO shall be irrevocable, contain all of the material terms and conditions of the sale and be accompanied by a commitment letter from a bank or other responsible source of financing for such purchase or a certificate signed by the Chief Financial Officer of WABCO certifying that WABCO has sufficient funds to purchase the Offered Shares. If WABCO exercises its right to purchase the Offered Shares pursuant to the foregoing sentence, the closing of the purchase of the Offered Shares by WABCO shall take place at the principal offices of WABCO on a date specified by WABCO in the Election Notice, but in any event not later than 100 days after receipt by WABCO of the Sale Notice. On the closing date for such purchase, the Selling Party shall deliver the Offered Shares to WABCO free and clear of all liens, encumbrances and security interests and, in connection therewith, the Selling Party shall execute and deliver such agreements, documents and instruments, including stock powers, as WABCO shall reasonably require. If WABCO fails to deliver an Election Notice within 35 days of receipt by WABCO of the Selling Party Sale Notice or if WABCO otherwise advises the Selling Party in writing that WABCO does not intend to exercise its right to acquire the Offered Shares, the Selling Party shall be entitled to sell the Offered Shares to any other person without any requirements as to the terms and conditions of such sale; provided, that if the Selling Party does not sell the Offered Shares by the earlier to occur of 180 days from the expiration of WABCO's right to deliver an Election Notice or 180 days from written notice from WABCO that it does not intend to exercise its right to acquire the Offered Shares, the provisions of this
                  Section 5.2.2 shall again apply to the Offered Shares.

                  If WABCO delivers its Election Notice for the Offered Shares within 35 days of receipt by WABCO of the Selling Party Sale Notice, the Selling Party shall be entitled to offer the Offered Shares to any person pursuant to a Third Party Sale at a price that is more favorable to the Selling Party than those set forth in the Election Notice, provided that any such sale must occur within 180 days of the date of delivery of the Election Notice.

                  Notwithstanding the foregoing, if the Selling Party's Sale Notice is in connection with any tender offer or exchange offer for outstanding Common Stock, WABCO shall be required to the extent WABCO desires to purchase the Offered Shares to exercise its right to so purchase, and to close such purchase of, the Offered Shares by the date which is the earlier of
                  (i) 10 days following receipt of such Sale Notice and (ii) the business day prior to the expiration of such tender or exchange offer.

                  5.2.3 After March 31, 1998 Harvard, Vestar and AIP shall be permitted to sell Shares pursuant to and subject to the limitations set forth in Rule 144 of the SEC under the Act.

                  5.2.4 Notwithstanding any provision herein to the contrary, Trustholders (other than William E. Kassling, Robert J. Brooks, Howard J. Bromberg and John M. Meister, who shall be subject to Section 5.2.5 below) shall, to the extent permitted by the Voting Trust Agreement, be permitted to transfer Voting Trust Shares, withdraw Voting Trust Shares from the Voting Trust, and/or sell or otherwise dispose of Shares at any time. Upon expiration of the Voting Trust, Voting Trust Shares may be distributed in accordance with the terms thereof and such Voting Trust Shares will no longer be subject to Section 5.1.

                  5.2.5 (a) Except as permitted by Section 5.2.5(b), 5.2.5(c) and 5.2.5(d), until March 31, 2001, none of Messrs. Kassling, Fernandez, Brooks, Bromberg and Meister (collectively, the "Management Group") shall sell, transfer, assign, mortgage, change, hypothecate, give away or otherwise dispose of (collectively "transfer") any shares of Common Stock beneficially owned by him or any of his interest in the Voting Trust (treating any Common Stock held by the Voting Trust for the account of any member of the Management Group as Common Stock owned by such member).

                  (b) Subject to Section 5.2.5(f) below, each member of the Management Group shall be permitted to transfer shares of Common Stock beneficially owned by him at any time in accordance with the terms of Section 8 of the Voting Trust Agreement, as in effect on the date hereof, regardless of whether such person is a participant in the Voting Trust. Each member of the Management Group who is also a participant in the Voting Trust shall be permitted to withdraw shares of Common Stock from the Voting Trust at any time in accordance with the terms of the Voting Trust Agreement, as in effect on the date hereof.

                  (c) So long as any member of the Management Group continues to be an employee of WABCO or any of its subsidiaries, such member, together with his transferees permitted under this
                  Section 5.2.5, may transfer during each 12-month period following the effective date of this Agreement, in the aggregate, 5% of the shares of Common Stock beneficially owned by such member on the date of this Agreement.

                  (d) In the event that a member of the Management Group's employment with WABCO and its subsidiaries is terminated for any reason, such member, together with his transferees permitted under this Section 5.2.5, may transfer during each 12-month period following the effective date of such termination, in the aggregate, 20% of the shares of Common Stock beneficially owned by such member on the effective date of such termination. The restriction in this Section 5.2.5(d) may be waived by the Chairman of the Board of WABCO as to any member of the Management Group if such member delivers to the Chairman a request for waiver indicating that such waiver is required in order to alleviate personal hardship. The decision as to whether and to what extent to grant a waiver shall be in the sole discretion of the Chairman.

                  (e) Each member of the Management Group agrees not to effect any public sale or distribution of shares of Common Stock owned by him or any similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, or any securities into which such securities are convertible or for which such securities are exchangeable or exercisable, during the 10 days prior to, and during the 90 day period beginning on, the effective date of any registration statement in which "Holders" (as defined in that certain Common Stock Registration Rights Agreement of even date herewith among the Company, Vestar, Harvard, AIP, the Voting Trust and certain other holders of shares of Common Stock) are participating in connection with an underwritten public offering of shares of Common Stock (except as part of such registration), if and to the extent reasonably requested in writing (with reasonable prior notice) by the lead managing underwriter of the underwritten public offering.

                  (f) Each member of the Management Group agrees that no shares of Common Stock (or any interests in the Voting Trust) beneficially owned by him, his spouse or his minor children will be transfered in a transfer permitted by this Section
                  5.2.5 (other than subsections (c) and (d) above) unless the transferee agrees in a writing, in form and substance reasonably satisfactory to WABCO, to be bound by and subject to the provisions of this Section 5.2.5.

                  (g) Shares of Common Stock beneficially owned by the Management Group are as follows:


                  William E. Kassling          1,548,336 shares
                  Emilio A. Fernandez            643,444 shares
                  Robert J. Brooks               437,300 shares
                  Howard J. Bromberg             640,200 shares
                  John M. Meister                251,000 shares

                  It is agreed that the foregoing shares include all shares of Common Stock controlled by the Management Group and their respective spouses and minor children and that all of the foregoing shares shall be subject to this Agreement.

                  (h) Shares of Common Stock held by the ESOP shall not be deemed to be beneficially owned by any member of the Management Group for purposes of this Agreement. Shares of Common Stock held in the Voting Trust (other than shares deposited by members of the Management Group in the Voting Trust) also shall not be deemed to be beneficially owned by any member of the Management Group for purposes of this Agreement.

6.       ASSIGNMENT

         6.1 This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns.

         6.2 Neither this Agreement nor any of the rights, interests and obligations hereunder shall be assignable by any Party without the prior written consent of the other Parties; provided, however, Vestar, Harvard and AIP shall have the right to assign their rights, interests and obligations hereunder to their respective Affiliates from time to time so long as such Affiliates agree in a writing, in form and substance reasonably satisfactory to WABCO, to be bound by and subject to the provisions of this Agreement.

7.       TERM

         7.1 This Agreement shall continue in effect (unless terminated by a mutual agreement of the Parties) until March 31, 2007.

8.       CONCILIATION AND ARBITRATION

         8.1 Conciliation. If any dispute, claim or difference arises out of or relating to this Agreement, or as to the rights and liabilities of the Parties hereunder or as to the breach or invalidity hereof, or in connection with the construction of this Agreement (each such event being hereinafter called a "Dispute"), the Parties shall use their best efforts to resolve the Dispute and, if they so desire, consult outside experts for assistance in arriving at such a resolution.

         8.2 Arbitration. (a) Any Dispute shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") effective as of the commencement of the arbitration(the "Rules"), except as such Rules may be modified as provided in this Agreement. The arbitration shall be held in New York, New York, unless the parties mutually agree to have the arbitration held elsewhere, and judgment upon the award made therein may be entered by any court having jurisdiction thereof; provided, however, that nothing contained in this paragraph shall be construed to limit or preclude a party from bringing any action in any court of competent jurisdiction for injunctive or other provisional relief to compel another party to comply with its obligations under this Agreement during the pendency of the arbitration proceedings. The arbitral tribunal shall be composed of three(3) arbitrators, who shall be experienced commercial litigators admitted to practice law in the State of New York. If the Dispute is between two of the Parties, each Party shall appoint one arbitrator. If the Dispute is among more than two Parties hereto, the Parties shall mutually agree upon and appoint two arbitrators. If such Parties fail to nominate an arbitrator (in the case of a two-party Dispute) or if the Parties fail to agree upon two arbitrators (in the case of a more than two Party Dispute) in accordance with the two preceding sentences within thirty(30) days from the date when the notice of intention to arbitrate referred to in Rule 6 of the Rules (the "Commencement Notice") has been received by the Respondent (as defined in the Rules) such appointment shall, upon written request by either or any Party (as the case may be) to the AAA, be made in accordance with Rule 14 of the Rules. The two arbitrators thus appointed shall attempt to agree upon the third arbitrator to act as chairperson of the arbitration tribunal. If said two (2) arbitrators fail to appoint the chairperson within thirty (30) days from the date of appointment of the second arbitrator, upon written request of either party to the AAA, such appointment shall be made in accordance with Rule 15 of the Rules. The arbitrators shall have no power to waive, alter, amend, revoke, or suspend any of the provisions of this Agreement, provided, however, that the arbitrators shall have the power to decide all questions with respect to the interpretation and validity of this Subsection 8.2. An arbitrator may not act as an advocate for the party nominating him, and all three arbitrators shall be impartial and unbiased. A majority vote by the three arbitrators shall be required on any decision made by them; provided, however, that lacking such a majority in the case of questions of amounts of dollar or other quantities, the vote for the greatest amount or quantity shall be deemed to be a vote for the amount or quantity next in magnitude in order to form a majority for such vote. The arbitrators shall permit such discovery as they shall determine is appropriate in the circumstances, taking into account the needs of the Parties and the desirability of making discovery expeditious and cost-effective. Any such discovery shall be limited to information directly relevant to the controversy or claim in arbitration and shall be concluded within thirty (30) days after the appointment of the arbitration panel. This agreement to arbitrate shall be binding upon the heirs or successors and the assigns and any trustee, receiver or executor of each party hereto. Except to the extent required by law or court or administrative order, no party, arbitrator, representative, counsel or witness shall disclose or confirm to any person not present at the arbitration hearings, any information about the arbitration proceeding or hearings, including the names of the parties and arbitrators, the nature and amount of the claims, the financial condition of any party, the expected date of hearing or the award made.

         (b) Subject to and not in any way limiting subsection (a) hereof, each of the parties hereto irrevocably consents to personal jurisdiction in any action brought in connection with this Agreement in the United Stated District Court for the Southern District of New York or any New York court of competent jurisdiction, including, but not limited to, any action to enforce an award rendered pursuant to subsection (a) hereof, and the Voting Trust and WABCO each hereby appoints Reed Smith Shaw & McClay, Attention: Ruth S. Perfido, Esq. as its agent for service of process, Vestar hereby appoints Vestar Capital Partners, Inc., Attention: Robert L. Rosner as its agent for service of process, Harvard hereby appoints Ropes & Gray, Attention: Larry J. Rowe as its agent for service of process and AIP hereby appoints American Industrial Partners Corporation, Attention: Ken Pereira as its agent for service of process. The submission of the Parties to jurisdiction as set forth in this subsection (b) does not constitute and shall not be deemed a consent to jurisdiction for any purpose other than those expressly set forth in this Agreement.

9.       GENERAL PROVISIONS

         9.1 Notices. Any notice, request, demand, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered by hand, (ii) five business days after it is mailed certified or registered mail, return receipt requested with postage prepaid, (iii) when answered back if sent by telecopy (with receipt confirmed) or
         (iv) three business days after it is sent by express delivery service, as follows:

                  If to Vestar:

                  c/o Vestar Capital Partners, Inc.
                  Seventeenth Street Plaza
                  1225 17th Street

                  Suite 1600
                  Denver, CO  80202

                  Attention: James P. Kelley
                  Fax:  303-292-6639

                  With a copy to:

                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, NY  10017

                  Attention:  Peter J. Gordon, Esq.
                  Fax:  212-455-2502

                  If to the Voting Trust:

                  c/o Westinghouse Air Brake Company
                  1001 Air Brake Avenue
                  Wilmerding, PA  15148

                  Attention:  William E. Kassling
                  Fax:  412-825-1156

                  With a copy to:

                  Reed Smith Shaw & McClay
                  435 Sixth Avenue
                  Pittsburgh, PA  15219

                  Attention:  David L. DeNinno, Esq.
                  Fax:  412-288-3063

                  If to Harvard:

                  c/o Harvard Private Capital Group, Inc.
                  600 Atlantic Avenue, 26th Floor
                  Boston, Massachusetts 02100

                  Attention:  John Sallay
                  Fax:  617-523-1063

                  With a copy to:

                  Ropes & Gray
                  One International Place
                  Boston, Massachusetts  02110-26242

                  Attention:  Larry J. Rowe, Esq.
                  Fax:  617-951-7050

                  If to AIP:

                  American Industrial Partners
                  551 Fifth Avenue
                  Suite 3800
                  New York, NY  10176

                  Attention:  Robert J. Klein
                  Fax:  212-986-5099

                  With a copy to:

                  American Industrial Partners
                  One Maritime Plaza
                  Suite 2525
                  San Francisco, CA  94111

                  Attention:  Ken Pereira
                  Fax:  415-788-5302

                  If to WABCO:

                  Westinghouse Air Brake Company
                  1001 Air Brake Avenue
                        Wilmerding, Pennsylvania  15148

                  Attention:  William E. Kassling
                  Fax:  (412)  825-1156

                  With a copy to:

                  Reed Smith Shaw & McClay
                  435 Sixth Avenue
                  Pittsburgh, PA  15219

                  Attention:  David L. DeNinno, Esq.
                  Fax:  412-288-3063

         Any Party may change its address specified for notices here in by designating a new address by notice in accordance with this Section.

         9.2 Waiver. Any failure on the part of either Party hereto to comply with any of its obligations, agreement or conditions hereunder may be waived by the other Party. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing wavier.

         9.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, legal representatives, executors, administrators, successors and assigns as permitted by the terms of this Agreement.

         9.4 Severability. If any provision of this Agreement should be or become fully or partly invalid or unenforceable for any reason whatsoever or violate any applicable law, this Agreement is to be considered divisible as to such provision and such provision is to be deleted from this Agreement, and the remainder of this Agreement shall be deemed valid and binding as if such provision were not included herein. There shall be substituted for any such provision deemed to be deleted a suitable provision which, as far as it is legally possible, comes nearest to what the Parties desired or would have desired according to the sense and purpose of this Agreement had this been considered when concluding this Agreement.

         9.5 Headings. The section and other headings in this Agreement are inserted solely as a matter of convenience and for reference only, and do not constitute a part of this Agreement.

         9.6 Entire Agreement. This Agreement constitutes the entire agreement among the Parties as to the subject matter hereof and supersedes any other agreements, representations, warranties, or communications, whether oral or written, among the Parties (or their Affiliates) relating to the subject matter hereof. Each of WABCO, the other parties hereto and, by its execution and delivery of its termination letter, SIH hereby acknowledges and agrees that the Existing Stockholders Agreement is amended and restated in full by this Agreement and that all obligations owed by SIH and its Affiliates to WABCO under the Existing Stockholders Agreement (other than under
         Section 10 thereof) are terminated effective upon the effectiveness of this Agreement.

         9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and such laws shall also govern in the settlement by arbitration or otherwise of any and all disputes arising between the Parties as well as the validity of the arbitration clause in Section 11 above.

         9.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         9.9 Exhibits Incorporated. All Exhibits attached hereto are incorporated herein by reference, and all blanks in such Exhibits, if any, will be filled in as required in order to consummate the transactions contemplated herein and in accordance with this Agreement.

         9.10 Modifications. No modification, alteration, addition, change or amendment of the terms of this Agreement shall be binding on the Parties unless reduced to writing and duly executed by each of the Parties hereto in the same manner as the execution of this Agreement.

         9.11 Effect of Stock Splits, Stock Dividends, Etc. If the outstanding shares of Common Stock shall be changed into or exchangeable for a different number or kind of shares of stock or other securities of WABCO or another corporation, or if the outstanding number of shares of Common Stock is increased or decreased, in each case as a result of a stock dividend, stock split-up, reverse stock split-up, reorganization, reclassification, combination of shares, merger, consolidation or like event (collectively, a "Stock Event"), the provisions of this Agreement shall apply to the shares or other securities acquired pursuant to such Stock Event (the "Additional Shares") to the extent (but only to the extent) that such provisions apply to the shares of Common Stock on which or as a result of which the Additional Shares are issued or paid to the holders thereof.

         9.12. Effectiveness. This Agreement shall become effective upon the consummation of the SIH Repurchase.

                  IN WITNESS WHEREOF, each party hereto has executed or caused this Agreement to be executed on its behalf, all on the day and year first above written.

                        VESTAR EQUITY PARTNERS, L.P.

                        By: VESTAR ASSOCIATES, L.P., its General Partner

                            By: VESTAR ASSOCIATES CORPORATION, its General
                                Partner


                           ----------------------------------------------------
                        By:
                        Title:

                        HARVARD PRIVATE CAPITAL HOLDINGS, INC.

                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------


                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------

                        VOTING TRUST


                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------


                        WESTINGHOUSE AIR BRAKE COMPANY

                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------

                                        AMERICAN INDUSTRIAL PARTNERS CAPITAL
                                                  FUND II, L.P.

                                        By: American Industrial Partners II,
                                            L.P., its General Partner

                                            By: American Industrial Partners
                                                Corporation, its General
                                                Partner


                                                ------------------------------
                                                By:
                                                Title:

                                    JOINDER

                  Vestar Capital Partners, Inc. joins in this Amended and Restated Stockholders Agreement for the limited purpose of agreeing to be bound by and to be entitled to the benefits of Sections 2, 4 and 5 hereof.

                                           VESTAR CAPITAL PARTNERS, INC.

                                           By:
                                               -----------------------------
                                           Name:
                                                 ---------------------------
                                           Title:
                                                  --------------------------

                                    JOINDER

                  The undersigned join in this Amended and Restated Stockholders Agreement for the limited purpose of agreeing to be bound by and to be entitled to the benefits of Sections 4 through 9 hereof.


                                        -------------------------------
                                        William E. Kassling


                                        DAVIDECO, INC.

                                        By:
                                            ---------------------------
                                        Its:
                                             --------------------------


                                        -------------------------------
                                        Emilio A. Fernandez


                                        -------------------------------
                                        Ofelia Fernandez


                                        -------------------------------
                                        Robert J. Brooks


                                        SUEBRO, INC.

                                        By:
                                            ---------------------------
                                        Its:
                                             --------------------------


                                        -------------------------------
                                        John M. Meister

                                                                 Exhibit 3.2




                           [Amended By-Laws of WABCO]

                                                                       Exhibit 4

         AMENDMENT NO. 1 TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

                  THIS AMENDMENT NO. 1, dated as of March 28, 1997 TO THE AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "Amendment"), dated as of March 5, 1997, by and among the VOTING TRUST (the "Voting Trust") created under the Second Amended WABCO Voting Trust/Disposition Agreement, dated as of December 13, 1995 (the "Voting Trust Agreement"), VESTAR EQUITY PARTNERS, L.P., a Delaware limited partnership ("Vestar"), HARVARD PRIVATE CAPITAL HOLDINGS, INC., a Massachusetts corporation ("Harvard"), AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND II, L.P., a Delaware limited partnership ("AIP"), and WESTINGHOUSE AIR BRAKE COMPANY, a Delaware corporation ("WABCO").

                          W I T N E S S E T H T H A T:

                  WHEREAS, the parties hereto have previously entered into that certain Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), dated as of March 5, 1997; and

                  WHEREAS, the parties hereto executed the Stockholders Agreement based upon the understanding that Howard J. Bromberg ("Mr. Bromberg") would execute a joinder to such Stockholders Agreement; and

                  WHEREAS, it is now the understanding of the parties hereto that Mr. Bromberg will not be asked to execute such a joinder; and

                  WHEREAS, the parties hereto wish to amend the Stockholders Agreement to delete references to Mr. Bromberg from such Stockholders Agreement.

                  NOW, THEREFORE, the parties hereto, in consideration of their mutual covenants hereinafter set forth and intending to be legally bound hereby, agree as follows:

                  Section 1.  Amendments.

                  Section 4.1.1(f) of the Stockholders Agreement is hereby amended in its entirety to read as follows:

                  Any person designated by Vestar, Harvard, Mr. Kassling or, in the case of Mr. Fernandez, the Chairman of the Board, as provided for herein shall be nominated by the Nominating Committee to be elected to the Board at the stockholders' meeting, or by the Directors already elected to the Board, as the case may be, voting in conformity with such nomination. In furtherance thereof, each of the Voting Trust, Vestar, Harvard, Vestar Capital, AIP, Mr. Kassling, Mr. Fernandez, Robert J. Brooks and John M. Meister agrees to vote all of the shares of Common Stock and any other voting securities of WABCO from time to time held by it or him in favor of, and each of the Voting Trust, Harvard, Vestar Capital, AIP, Mr. Kassling, Mr. Fernandez, Mr. Brooks and Mr. Meister agrees to cause any shares of Common Stock or other WABCO voting securities as to which it or he from time to time has the right to direct the vote to be voted in favor of, and to take any other appropriate steps to cause, the election to the Board of individuals designated by Vestar, Harvard and/or Mr. Kassling and, in the case of Mr. Fernandez, the Chairman of the Board, and nominated by the Nominating Committee in accordance with this Section 4.1.1; provided, that Mr. Kassling shall not be deemed to control any shares of Common Stock held by the ESOP for purposes of this Section 4.1

                  Section 5.2.4 of the Stockholders Agreement is hereby amended in its entirety to read as follows:

                  Notwithstanding any provision herein to the contrary, Trustholders (other than William E. Kassling, Robert J. Brooks and John M. Meister, who shall be subject to Section
                  5.2.5 below) shall, to the extent permitted by the Voting Trust Agreement, be permitted to transfer Voting Trust Shares, withdraw Voting Trust Shares from the Voting Trust, and/or sell or otherwise dispose of Shares at any time. Upon expiration of the Voting Trust, Voting Trust Shares may be distributed in accordance with the terms thereof and such Voting Trust Shares will no longer be subject to Section 5.1.

                  Section 5.2.5(a) of the Stockholders Agreement is hereby amended in its entirety to read as follows:

                  Except as permitted by Section 5.2.5(b), 5.2.5(c) and 5.2.5(d), until March 31, 2001, none of Messrs. Kassling, Fernandez, Brooks and Meister (collectively, the "Management Group") shall sell, transfer, assign, mortgage, change, hypothecate, give away or otherwise dispose of (collectively "transfer") any shares of Common Stock beneficially owned by him or any of his interest in the Voting Trust (treating any Common Stock held by the Voting Trust for the account of any member of the Management Group as Common Stock owned by such member); provided, however, that members of the Management Group also shall be permitted to transfer at any time shares of Common Stock in the circumstances described in clauses
                  (i), (ii) and (iii) of the first sentence of Section 5.2.1 hereof.

                  Section 5.2.5(g) of the Stockholders Agreement is hereby amended in its entirety to read as follows:

                  Shares of Common Stock beneficially owned by the Management Group are as follows:

                  William E. Kassling                           1,548,336 shares
                  Emilio A. Fernandez                             643,444 shares
                  Robert J. Brooks                                437,300 shares
                  John M. Meister                                 251,000 shares

                  It is agreed that the foregoing shares include all shares of Common Stock controlled by the Management Group and their respective spouses and minor children and that all of the foregoing shares shall be subject to this Agreement.

                  Section 2. Miscellaneous. Except as expressly set forth herein, the terms and provisions of the Stockholders Agreement are and shall remain in full force and effect.

                  Section 3. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

                  IN WITNESS WHEREOF, the Parties hereto, by their officers thereunto duly authorized, have executed and delivered this Amendment as of the day and year first above written.

                        VESTAR EQUITY PARTNERS, L.P.

                        By: VESTAR ASSOCIATES, L.P., its General Partner

                            By: VESTAR ASSOCIATES CORPORATION, its General
                                Partner


                           ----------------------------------------------------

                        Title:

                        HARVARD PRIVATE CAPITAL HOLDINGS, INC.

                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------


                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------

                        VOTING TRUST


                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------


                        WESTINGHOUSE AIR BRAKE COMPANY

                        By:
                           ----------------------------------------------------

                        Its:
                            ---------------------------------------------------

                                        AMERICAN INDUSTRIAL PARTNERS CAPITAL
                                                  FUND II, L.P.

                                        By: American Industrial Partners II,
                                            L.P., its General Partner

                                            By: American Industrial Partners
                                                Corporation, its General
                                                Partner


                                                ------------------------------
                                                By:
                                                Title:

                                                                       Exhibit 5

                                  COMMON STOCK
                         REGISTRATION RIGHTS AGREEMENT

                  This COMMON STOCK REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of March 5, 1997, is made and entered into by Westinghouse Air Brake Company, a Delaware corporation (the "Company"), Harvard Private Capital Holdings, Inc., a Massachusetts corporation ("Harvard"), American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP"), the Voting Trust (the "Voting Trust") created under the Second Amended WABCO Voting Trust/Disposition Agreement, dated as of December 13, 1995, Vestar Equity Partners, L.P., a Delaware limited partnership ("Vestar"), Vestar Capital Partners, Inc. ("Vestar Capital"), Emilio A. Fernandez, Jr., Emilio A. Fernandez, Jr., as custodian for Eric A. Fernandez, and Ofelia B. Fernandez (collectively, the "Pulse Shareholders").

                  WHEREAS, the parties hereto other than Harvard, Vestar and AIP are parties to that certain Common Stock Registration Rights Agreement dated as of January 31, 1995 (the "Existing Registration Rights Agreement");

                  WHEREAS, concurrently with this Agreement becoming effective Vestar, Harvard, AIP and certain members of the Company's management are purchasing 6 million of the shares of Company common stock, par value $.01 per share (the "Common Stock") owned by Scandinavian Incentive Holding B.V. ("SIH") and the Company is redeeming 4 million of the shares of Common Stock owned by SIH (such purchase and redemption being referred to herein collectively as the "SIH Repurchase");

                  WHEREAS, the Company believes that the SIH Repurchase is in the best interest of the Company; and

                  WHEREAS, the parties hereto have requested, and the Company has agreed to provide, the registration rights set forth herein;

                  NOW, THEREFORE, in consideration of the premises, the covenants and agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company, Harvard, Vestar, Vestar Capital, AIP, the Pulse Shareholders and the Voting Trust hereby agree as follows:

                  1. Definitions. As used in this agreement, the following capitalized terms shall have the following respective meanings:

                  (a) "Affiliate" shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

                  (b) "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "Controlling" and "Controlled" shall have meanings correlative thereto.

                  (c) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  (d) "Holder" shall mean (i) each of Harvard, Vestar, Vestar Capital, AIP, the Voting Trust, the Pulse Shareholders (so long as any such Person is a holder of Registrable Securities) and (ii) any transferee (or subsequent transferee) of Registrable Securities from persons identified in clause (i), who agrees in a writing reasonably satisfactory in form and substance to the Company to be bound by the provisions of this Agreement.

                  (e) "Person" shall mean an individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

                  (g) "Pulse Shares" shall mean the shares of Common Stock delivered by the Company to Pulse Electronics and Pulse Computer pursuant to that certain Asset Purchase Agreement, dated as of January 23, 1995, by and among the Company, Pulse Acquisition Corporation, Pulse Electronics and Pulse Computer.

                  (h) "Registrable Securities" shall mean the Securities. As to any particular Registrable Securities, such Securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such Securities shall have become effective under the Securities Act and such Securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been otherwise transferred or sold to the public, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration of them under the Securities Act or (iii) they shall have ceased to be outstanding.

                  (i) "Registration Expenses" shall mean all expenses incident to performance of or compliance with this Agreement, including, without limitation, (i) all SEC and stock exchange or National Association of Securities Dealers, Inc. registration, listing and filing fees, (ii) all fees for and expenses of complying with securities or blue sky laws (including fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities), (iii) all word processing, duplicating, printing, messenger and delivery expenses, (iv) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange pursuant to clause (vii) of Section 3, (v) the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits and/or "cold comfort" letters required by or incidental to such performance and compliance, (vi) the fees and disbursements of one counsel selected by Holders of a majority of the Registrable Securities sought to be registered, such counsel to be reasonably satisfactory to the Company, and (vii) any fees and disbursements of underwriters customarily paid by the issuers or sellers of securities, but excluding underwriting discounts and commissions payable with respect to the Registrable Securities and any applicable transfer taxes.

                  (j) "Securities" shall mean, collectively, the shares of Common Stock being acquired in the SIH Purchase (other than the four million shares being redeemed by the Company), the Pulse Shares beneficially owned by the Pulse Shareholders and the shares of Common Stock held from time to time in the Voting Trust and any other shares of Common Stock which may be owned by Holders from time to time.

                  (k) "Securities Act" shall mean the Securities Act of 1933, as amended.

                  (l) "SEC" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

                  (m) "Supplemental Demand" shall mean a request by Harvard, the Voting Trust or Vestar pursuant to Section 2(a), 2(b) or 2(c) hereof, as the case may be (other than a first or second demand thereunder), for registration of Registrable Securities pursuant to a Form S-3 Registration Statement at a time when the Company is eligible to use Form S-3 for registration of such Registrable Securities.

                  2.  Demand Registration.

                  (a) Harvard Demand. Harvard shall have the right to make two requests to the Company for the registration of Registrable Securities owned by Harvard, upon the terms and conditions set forth herein. Harvard's first request (the "First Harvard Demand") may be made at any time commencing after June 30, 1998. Harvard's second request (the "Second Harvard Demand") may be made at any time commencing one year after the consummation of any public offering of the Registrable Securities made in connection with the exercise of the First Harvard Demand. One or both of the Harvard demands may be made by an Affiliate of Harvard to which Registrable Securities owned by Harvard have been transferred, but in no event shall Harvard and such Affiliate be permitted to make more than two demands in the aggregate pursuant to this Section 2(a). Harvard also shall be permitted to make an unlimited number of Supplemental Demands.

                  (b) Voting Trust Demands. The Voting Trust shall have the right to make two requests to the Company for the registration of Registrable Securities held by the Voting Trust, upon the terms and conditions set forth herein. The Voting Trust's first and second (the "First Voting Trust Demand" and "Second Voting Trust Demand") requests maybe made at any time that the First Harvard Demand and the Second Harvard Demand, respectively, may be made. The Voting Trust also shall be permitted to make an unlimited number of Supplemental Demands.

                  (c) Vestar Demands. Vestar shall have the right to make two requests to the Company for the registration of Registrable Securities owned by Vestar or Vestar Capital, upon the terms and conditions set forth herein. Vestar's first and second (the "First Vestar Demand" and "Second Vestar Demand") requests may be made at any time that the First Harvard Demand and the Second Harvard Demand, respectively, may be made. One or both of the Vestar demands may be made by an Affiliate of Vestar to which Registrable Securities owned by Vestar have been transferred, but in no event shall Vestar and such Affiliate be permitted to make more than two demands in the aggregate pursuant to this Section 2(c). Vestar also shall be permitted to make an unlimited number of Supplemental Demands.

                  (d) Actions Upon Demand. Upon the written request of Harvard, the Voting Trust or Vestar, at any time at which a demand may be made in accordance with paragraph (a), (b), or (c) above, requesting that the Company register under the Securities Act all or part of the Registrable Securities held by such Holder and specifying the intended method of disposition thereof, the Company will promptly give written notice (the "Notice") of such requested registration to the other Holders of Registrable Securities. The Company will include in such registration all Registrable Securities of any Holder with respect to which the Company has received written requests for inclusion therein within 15 business days after the receipt by such Holder of the Notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder). The Company thereupon will, as expeditiously as possible, use its reasonable best efforts to effect the registration under the Securities Act of the Registrable Securities so as to permit the disposition (in accordance with the intended method thereof as aforesaid) of the Registrable Securities so to be registered.

                  (e) Incidental Registration. (i) If the Company at any time proposes to register any of its securities under the Securities Act (other than pursuant to subsection (a), (b) or (c) of this Section 2) on any form other than Form S-4 or S-8 (or any similar form then in effect) for sale for its own account or otherwise, and if the registration form proposed to be used may be used for the registration of Registrable Securities, the Company will each such time give prompt written notice to all Holders of Registrable Securities of its intention to do so. Upon the written request of any such Holder made within 30 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder), the Company will use its reasonable best efforts to cause all such Registrable Securities, the Holders of which shall have so requested the registration thereof, to be registered under the Securities Act (with the securities at the time proposed to be registered for sale for the Company's own account or otherwise), to the extent requisite to permit the sale or other disposition (in accordance with the intended methods thereof as aforesaid) by the Holders of the Registrable Securities to be so registered).

                  No registration effected pursuant to a request or requests referred to in this subsection (e) shall be deemed to have been effected pursuant to subsection (a), (b) or (c) of this Section 2.

                  Notwithstanding anything to the contrary in this subsection
(e), the Company shall have the right to discontinue any registration under this subsection (e) at any time prior to the effective date of such registration if the registration of the other securities giving rise to such registration under this subsection (e) is discontinued (and notice of such discontinuance will be promptly given to each participating Holder); but no such discontinuation shall preclude an immediate or subsequent request for registration pursuant to subsections (a), (b) or (c) of this Section 2.

                  (f) Limitations on Demand. The Company shall not be obligated to file a registration statement, or file any amendment or supplement thereto, and may suspend the sellers' rights to make sales pursuant to an effective registration statement, at any time when the Company, in the good faith judgment of its Board of Directors, reasonably believes that the filing thereof at the time requested, or the offering of securities pursuant thereto, would adversely affect a pending or proposed public offering of the Company's securities, a financing, or an acquisition, merger, recapitalization, consolidation, reorganization or similar transaction, or negotiations, discussions or pending proposals with respect thereto, or would otherwise be seriously detrimental to the Company and its stockholders. The filing of a registration, or any amendment or supplement thereto, by the Company cannot be deferred, and the sellers' rights to make sales pursuant to an effective registration statement cannot be suspended pursuant to the provisions of the preceding sentence for more than fifteen days after the abandonment or consummation of any of the foregoing proposals for transactions or, in any event, for more than 90 days after the date of the Board's determination referenced in the preceding sentence (and the Company shall not be entitled to request more than one such suspension in any nine month period). If the Company pursuant to this Section 2(f) suspends the sellers' right to make sales pursuant to an effective registration statement, the applicable registration period shall be extended by the number of days of such suspension. If the Company pursuant to this Section 2(f) delays the filing with the SEC of a registration statement or any amendment or supplement thereto or the effectiveness of such registration statement, Harvard, the Voting Trust, or Vestar, as the case may be, may, by written notice to the Company withdraw its request made pursuant to Section 2(a), 2(b), or 2(c), respectively, and thereafter shall be entitled to make one additional request pursuant to Section 2(a), 2(b), or 2(c), as the case may be, in lieu of the withdrawn request.

                  (g) Expenses. Subject to the last sentence of Section 3(e), the Company will pay all Registration Expenses in connection with the registration of Registrable Securities pursuant to this Section 2, whether or not such registration shall become effective, except that all Registration Expenses in connection with the registration of Registrable Securities pursuant to a Supplemental Demand by Harvard, Vestar and/or the Voting Trust, as the case may be, shall be paid by the Holders participating in such Supplemental Registration whether or not such registration shall become effective.

                  (h) Effective Registration Statement. A registration requested pursuant to this Section 2 will not be deemed to have been effected unless a registration statement with respect thereto has become effective; provided, that if, within 90 days after it has become effective, the offering of Registrable Securities pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a violation of applicable law solely by the Holders and the registration has not within three business days thereafter become effective, such registration will be deemed not to have been effected, and a Holder may, by written notice to the Company, withdraw its request made pursuant to Section 2(a), 2(b), or 2(c), as the case may be, and thereafter shall be entitled to make one additional request pursuant to Section 2(a), 2(b), or 2(c), as the case may be, in lieu of the withdrawn request.

                  (i) Selection of Underwriters. If a requested registration pursuant to this Section 2 involves an underwritten offering in which the Company is participating by including therein at least $3 million of Common Stock for its own account, the Company shall have the right to select the lead managing underwriter of the offering, which shall be an investment banking firm of nationally recognized standing reasonably satisfactory to the Holder demanding registration pursuant to Section 2(a), 2(b), or 2(c), as the case may be, and the Holder demanding registration pursuant to Section 2(a), 2(b), or 2(c), as the case may be, shall have the right to select a co-manager, which shall be an investment banking firm of nationally recognized standing reasonably satisfactory to the Company. If a requested registration pursuant to this Section 2 involves an underwritten offering in which the Company is not participating by including therein at least $3 million of Common Stock for its own account, the Holder demanding registration pursuant to 2(a), 2(b) or 2(c), as the case may be, shall have the right to select the lead managing underwriter of the offering, which shall be an investment banking firm of nationally recognized standing reasonably satisfactory to the Company, and the Company shall have the right to select a co-manager, which shall be an investment banking firm of nationally recognized standing reasonably satisfactory to the Holder demanding registration.

                  (j) Priority in Registrations. If a registration pursuant to this Section 2 involves an underwritten offering and the lead managing underwriter advises the Company in writing that, in its opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range stated by the Holder requesting registration as being acceptable, the Company will include in such registration the securities the Company proposes to sell for its own account, if any, and the number of such Registrable Securities requested to be included in such registration that, in the opinion of the lead managing underwriter, can be sold, allocated pro rata among the Company and all requesting Holders on the basis of the total number of shares proposed to be registered by the Company in good faith and the number of shares of Registrable Securities then held by each such Holder (provided that any Registrable Securities thereby allocated to any such Holder that exceed such Holder's request will be reallocated among the remaining requesting Holders based on the number of shares of Registrable Securities held by each such Holder).

                  (k) Additional Demand Registration. Notwithstanding any other provisions of this Section 2, at any time or from time to time, if, solely as a result of the operation of Section 2(j), the Company effects the registration of less than 80% of (x) the Registrable Securities requested to be registered pursuant to Section 2(a), (y) the Registrable Securities requested to be registered pursuant to Section 2(b), or (z) the Registrable Securities requested to be registered pursuant to Section 2(c) and the amount which is less than such 80% threshold has not been registered pursuant to a subsequent incidental registration pursuant to Section 2(e), the holders of not less than 50% of the remaining Registrable Securities owned or held by Harvard, the Voting Trust or Vestar and/or Vestar Capital, as the case may be, shall be entitled to request an additional registration pursuant to Section 2(a),
Section 2(b), or Section 2(c), as the case may be. Any such registration shall be requested and effected in accordance with the terms of this Section 2, and the Company will pay all Registration Expenses in connection with any such registration but only to the same extent as the Company was required to pay such Registration Expenses pursuant to Section 2(g) in connection with the registration pursuant to which such Holders initially requested registration.

                  (l) Registration of Other Securities. Whenever the Company shall effect a registration pursuant to Section 2 hereof, no securities other than Registrable Securities and Common Stock being sold by the Company for its own account shall be included among the securities covered by such registration unless all requesting Holders and the Company shall have consented thereto in writing.

                  (m) Registration Statement Form. Registration under Section 2 hereof shall be on such appropriate registration form prescribed by the SEC under the Securities Act (i) as shall be selected by the Company and as shall be reasonably acceptable to the Holder of a majority of the Registrable Securities covered by such registration statement and (ii) as shall permit the disposition of the Registrable Securities pursuant to the intended method of disposition thereof specified in accordance with Section 2(d). The Company agrees to include in such registration statement filed pursuant to Section 2 hereof all information which any Holder, upon advice of counsel or upon the advice of the lead managing underwriter (or upon the advice of any demanding Holder if the Company shall have selected the lead managing underwriter or if the registration statement is not being filed in connection with an underwritten offering), to facilitate the marketing of such shares, shall reasonably request. Without limiting the Company's obligations under the preceding sentence, the Company may, if permitted by law, effect any registration requested under Section 2 hereof by the filing of a registration statement on Form S-3 (or any successor or similar short form registration statement).

                  (n) "Other Registration Rights". The Company shall not grant to any person registration rights which (i) are exercisable prior to the time when registration rights hereunder are first exercisable, (ii) would result in the deferral of a demand registration which could otherwise be affected hereunder, (iii) would operate to reduce the number of Registrable Securities which could be registered pursuant to a demand registration hereunder by Harvard, Vestar or the Voting Trust, (iv) except with respect to Common Stock issued by the Company in the future, would operate to reduce the number of Registrable Securities which could be registered in any other registration hereunder or (v) would have priority for inclusion in any registration hereunder over any Registrable Securities of any Holder.

                  3. Registration Procedures. (a) If and whenever the Company is required to use its reasonable best efforts to effect the registration under the Securities Act of Registrable Securities as provided in this Agreement, the Company will, as expeditiously as possible:

                  (i) prepare and file with the SEC as soon as practicable a registration statement with respect to such Registrable Securities, and, subject to Section 2(f), use its reasonable best efforts to cause such registration statement to become effective;

                  (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until the earlier of (x) the date on which all of the Registrable Securities have been disposed of in accordance with the method of disposition set forth in such registration statement and
         (y) 90 days after the effective date of such registration statement and to comply with the provisions of the Securities Act applicable to the Company with respect to the disposition of all securities covered by such registration statement during such period; provided, that before filing a registration statement or prospectus, or any amendments or supplements thereto, the Company will furnish to one counsel, selected by the Holders of a majority of the Registrable Securities covered by such registration statement to represent all Holders of Registrable Securities covered by such registration statement, at least five business days prior to the filing of such registration statement and the prospectus contained therein and at least one business day prior to the filing of any amendment or supplements thereto, copies of all documents proposed to be filed, which documents will be subject to the review of such counsel and no such registration statement or prospectus, or any amendment or supplement thereto, shall be filed to which such counsel shall have reasonably objected on the grounds that such registration statement or prospectus, or amendment or supplement (with respect to disclosures or omissions in the case of a registration under Section 2 relating to the Holders of Registrable Securities), does not comply in all material respects with the requirements of the Securities Act or the rules or regulations thereunder and shall have specified the basis for such objection in reasonable detail;

                  (iii) furnish to each seller of Registrable Securities covered by such registration statement such number of copies of such final conformed versions of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and any documents incorporated by reference), such number of copies of such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other final documents, as such seller may reasonably request in writing in order to facilitate the disposition of the Registrable Securities;

                  (iv) use its reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each seller shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction, subject itself to taxation in any jurisdiction (other than taxes related to the issuance of the Registrable Securities) or consent to general service of process in any jurisdiction where, but for the requirements of this clause (iv), it would not be obligated to be so qualified, subject to taxation or subject to general service of process;

                  (v) use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities.

                  (vi) promptly notify each seller of any such Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act within the appropriate period mentioned in clause (ii) of this Section 3, of the Company's becoming aware that that prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of an amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                  (vii) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable (but not more than eighteen months) after the effective date of the registration statement, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

                  (viii) use its best efforts to list, subject to official notice of issuance, such Registrable Securities on any securities exchange on which the Common Stock is then listed, if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange;

                  (ix) enter into such customary agreements (including an underwriting agreement in customary form) and take such other actions as sellers of a majority of such Registrable Securities covered by such registration statement or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

                  (x) obtain a "cold comfort" letter or letters from the Company's independent public accountants, addressed to such seller (and the underwriters, if any), in customary form and covering matters of the type customarily covered by "cold comfort" letters dated the effective date of such registration statement (and, if such registration includes an underwritten offering, dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such seller; and

                  (xi) use its reasonable best efforts to furnish to each seller of Registrable Securities a signed counterpart, addressed to such seller (and the underwriters, if any), of a customary opinion of counsel for the Company dated the effective date of such registration statement (and, if such registration includes an underwritten offering, dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such seller;

                  (xii) subject to Section 7, make available for reasonable inspection by, or give reasonable access to, any seller of such Registrable Securities covered by such registration statement, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such seller or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

                  (b) In connection with any registration requested pursuant to this Agreement, management of the Company shall participate in customary road show meetings reasonably requested upon reasonable prior notice by the lead managing underwriter of such offering.

                  (c) The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such seller and the distribution of such securities as required to be included in the related registration statement as the Company may from time to time reasonably request in writing.

                  (d) Each Holder of Registrable Securities being sold pursuant to a registration effected pursuant hereto agrees that as of the date that a final prospectus is made available to it for distribution to prospective purchasers of such Registrable Securities it shall cease to distribute copies of any preliminary prospectus prepared in connection with the offer and sale of such Registrable Securities.

                  (e) Each Holder of Registrable Securities further agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in clause (vi) of Section 3(a), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by clause (vi) of Section 3(a), and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. Notwithstanding the foregoing, the Holder shall not be responsible for any continued disposition of Registrable Securities by any underwriter. In the event the Company shall give any such notice, the period mentioned in clause
(ii) of Section 3(a) shall be extended by the number of days during the period from, and including the date of the giving of, such notice pursuant to clause
(vi) of Section 3(a) and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by clause (vi) of
Section 3(a). If any event of the kind described in clause (vi) of Section 3(a) occurs and such event is the fault solely of one or more Holders, such Holder or Holders shall pay all Registration Expenses attributable to the preparation, filing and delivery of any supplemented or amended prospectus contemplated by clause (vi) of Section 3(a).

                  (f) Each Holder of Registrable Securities agrees that it will pay all underwriting discounts and commissions applicable to its sale of Registrable Securities in any underwritten public offering effected pursuant to this Agreement, all transfer taxes applicable to its sale of Registrable Securities and, subject to the provisions set forth in clause (vi) of the definition of Registration Expenses, the fees and disbursements of its counsel. Except as otherwise provided in clause (vi) of the definition of Registration Expenses, if two or more Holders jointly retain counsel, the fees and expenses of such counsel shall be borne by such Holders on such basis as such Holders shall mutually agree in writing.

                  4.  Indemnification.

                  (a) Indemnification by the Company. In connection with any registration statement filed by the Company under the Securities Act pursuant to Section 2, the Company will, and it hereby agrees to, indemnify and hold harmless, to the extent permitted by law, the seller of any Registrable Securities covered by such registration statement, each other Person, if any, who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such Holder or seller or any such underwriter, and their respective directors, officers, employees, stockholders, partners, agents and representatives, and their respective Affiliates, against any and all losses, claims, damages, expenses or liabilities, joint or several, to which such indemnified party may become subject under the Securities Act, common law or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof, whether or not such indemnified party is a party thereto) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and the Company will reimburse such indemnified party for any legal or any other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, that as to any preliminary prospectus, the Company shall not be liable to any indemnified party if such party failed to send or give a copy of the final prospectus to any person within the time required by the Securities Act and such untrue statement or alleged untrue statement of material fact or omission or alleged omission to state a material fact in such preliminary prospectus was corrected in such final prospectus; and provided, further, that the Company shall not be liable to any indemnified party in any such case to the extent that any such loss, claim, damage, expense, liability (or action or proceeding in respect thereof), arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or amendment or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon and in conformity with written information with respect to such seller furnished to the Company by or on behalf of such seller for use in the preparation thereof; and provided, further, that the Company shall not be liable for any amounts paid in connection with any settlement if such settlement is effected without the written consent of the Company (which shall not be unreasonably withheld); and provided, further, that the Company will not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter within the meaning of the Securities Act, under the indemnity agreement in this Section 4(a) with respect to any preliminary prospectus or the final prospectus or the final prospectus as amended or supplemented, as the case may be, to the extent that any such loss, claim, damage or liability of such underwriter or controlling Person results from the fact that such underwriter sold Registrable Securities to a person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus (including any documents incorporated by reference therein) or of the final prospectus as then amended or supplemented (including any documents incorporated by reference therein), whichever is most recent, if the Company has previously furnished copies thereof to such underwriter. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any indemnified party and shall survive the transfer of such securities by such seller.

                  (b) Indemnification by the Seller. In connection with any registration statement filed by the Company under the Securities Act pursuant to Section 2, each Holder of Registrable Securities covered by such registration statement shall, and hereby agrees to, indemnify and hold harmless (in the same manner and to the same extent and subject to the same provision as set forth in Section 4(a)) the Company, each other Holder of Registrable Securities, any underwriter and each other Person, if any, who controls the Company or such Holder or any such underwriter, and their respective directors, officers, employees, partners, stockholders, agents and representatives, and their respective Affiliates, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder for use in preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement, or a document incorporated by reference into any of the foregoing. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any of the Holders, or any of their respective controlling Persons, directors, officers, employees, stockholders, partners, agents and representatives, or any of their respective Affiliates, and shall survive the transfer of such securities by such Holder. Notwithstanding the foregoing, the liability of any Holder under this Section 4(b) shall be limited to an amount equal to the amount by which the total price at which the Registrable Securities were sold by such Holder and distributed to the public in the offering which gave rise to the liability exceeds the amount of any damages that such Holder has otherwise been required to pay be reason of such offering. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees and expenses reasonably incurred by such party in connection with any investigation or proceeding.

                  (c) Notices of Claims, Etc. Promptly after receipt by an indemnified party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification or contribution may be made pursuant to this Section 4, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action or proceeding; provided, that the failure of the indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 4, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action or proceeding is brought against an indemnified party, the indemnifying party shall assume the defense thereof with counsel reasonably satisfactory to the indemnified party. The indemnified party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses or (ii) the indemnifying party shall have failed to assume the defense of such action or proceeding or to employ counsel reasonably satisfactory to the indemnified party therein or
(iii) the named parties to any such action or proceeding (including any impleaded party) include both the indemnifying party and the indemnified party and (x) there are one or more legal defenses available to the indemnified party which are different from or additional to those available to the indemnifying party and which result in a conflict between the indemnifying party and such indemnified party or (y) the representation of both parties by the same counsel would be inappropriate due to differing interests between them, in either which case under the preceding clause (iii), if the indemnified party notifies the indemnifying party in writing that the indemnified party elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of the indemnified party. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. The indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all indemnified parties, which firm shall be designated in writing by the indemnified parties.

                  (d) Contribution. If the indemnification provided for in this
Section 4 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party in lieu of indemnifying such indemnified party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions that results in such losses, claims, damages, liabilities and expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and the indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. Notwithstanding the foregoing, no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities were sold by such Holder and distributed to the public in the offering that resulted in such losses, claims, damages, liabilities and expenses exceed the amount of any damages that such Holder has otherwise been required to pay by reason of any such actions. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees and expenses reasonably incurred by such party in connection with any investigation or proceeding.

                  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4(d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. The obligation of each Holder to contribute in respect of any offering of Registrable Securities is several in the same proportion that the proceeds of such offering received by such Holder bears to the total proceeds of such offering and not joint. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                  If indemnification is available under this Section 4, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 4(a) or (b), as the case may be, without regard to the relative fault of said indemnifying parties or indemnified party or any other equitable consideration provided for in this Section 4(d).

                  (e) Non-Exclusivity. The obligations of the parties under this Section 4 shall be in addition to any liability which any party may otherwise have to any other party.

                  5.  Holdback Agreement.

                  (a) Restrictions on Public Sale by Holders. Each Holder agrees not to effect any public sale or distribution of Registrable Securities or any similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, or any securities into which such securities are convertible or for which such securities are exchangeable or exercisable, during the 10 days prior to, and during the 90 day period beginning on, the effective date of any registration statement in which Holders are participating in connection with an underwritten public offering of the Registrable Securities (except as part of such registration), if and to the extent reasonably requested in writing (with reasonable prior notice) by the lead managing underwriter of the underwritten public offering.

                  (b) Restrictions on Public Sale by the Company. The Company agrees not to effect any primary public sale or distribution of any securities similar to those being registered, or any securities convertible into or exchangeable or exercisable for such securities, or any securities into which such securities are convertible or for which such securities are exchangeable or exercisable, during the 10 days prior to, and the 90 day period beginning on, the effective date of any registration statement in which Holders are participating in connection with an underwritten public offering if an to the extent reasonably requested in writing (with reasonable prior notice) by the lead managing underwriter of the underwritten public offering.

                  6. Participation in Underwritten Registrations. No Holder of Registrable securities may participate in any underwritten registration hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in and in compliance with any underwriting arrangements and (b) complete and executes all questionnaires, appropriate and limited powers of attorney, escrow agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

                  7.  Miscellaneous.

                  (a) Amendments and Waivers. This Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Holders of a majority of the Registrable Securities then outstanding; provided, however, that no such amendment which would have an adverse effect on any Holder shall be effective as to such Holder without the written consent of such Holder (or if such Holder is not an original Holder hereunder, without the written consent of at least a majority of the Registrable Securities held by the original Holder who directly or indirectly transferred shares to such Holder, together with all other direct or indirect transferees of such original Holder). Each Holder of Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 7(a), whether or not such Registrable Securities shall have been marked to indicate such consent.

                  (b) Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns and transferees.

                  (c) Notices. Any notice, request, demand, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered by hand, (ii) five business days after it is mailed certified or registered mail, return receipt requested with postage prepaid, (iii) when answered back if sent by telecopy (with respect confirmed) or (iv) three business days after it is sent by express delivery service, as follows:

                  (i)      if to the Company, to:

                           Westinghouse Air Brake Company
                           1001 Air Brake Avenue
                           Wilmerding, Pennsylvania 15148

                  With a copy to:

                           Reed Smith Shaw & McClay
                           435 Sixth Avenue
                           Pittsburgh, Pennsylvania 15219
                           Attention:  David L. DeNinno
                           Telecopier:  412-288-3063

                  (ii)     if to Harvard, to:

                           c/o Harvard Private Capital Group, Inc.  600
                           Atlantic Avenue, 26th Floor Boston, Massachusetts 02100 Attention: John Sallay Telecopier:
                           617-523-1063

                   With a copy to:

                           Ropes & Gray
                           One International Place
                           Boston, Massachusetts 02110-26242
                           Attention:  Larry J. Rowe
                           Telecopier:  617-951-7050

                  (iii)    if to AIP:

                            American Industrial Partners
                            551 Fifth Avenue, Suite 3800
                            New York, New York 10176
                            Attention:  Robert J. Klein
                            Telecopier:  212-986-5099

                  With a copy to:

                           American Industrial Partners
                           One Maritime Plaza, Suite 2525
                           San Francisco, California 94111
                           Attention:  Ken Pereira
                           Telecopier:  415-788-5302

                  and

                           Latham & Watkins
                           5800 Sears Tower
                           Chicago, IL  60606

                           Attention:  Mark Stegemoeller, Esq.  Telecopier:
                           312-993-9767

                  (iv)     if to the Voting Trust, to:

                           c/o Westinghouse Air Brake Company
                           1001 Air Brake Avenue
                           Wilmerding, Pennsylvania  15148
                           Attention:  Robert J. Brooks
                           Telecopier:  (412) 825-1156

                  With a copy to:

                           Reed Smith Shaw & McClay
                           435 Sixth Avenue
                           Pittsburgh, Pennsylvania 15219
                           Attention:  David L. DeNinno
                           Telecopier: (412) 288-3063

                  (v)      if to Vestar or Vestar Capital, to:

                           Vestar Capital Partners, Inc.
                           Seventeenth Street Plaza
                           1225 17th Street, Suite 1600
                           Denver, Colorado 80202
                           Attention:  James P. Kelley
                           Telecopier: (303) 292-6639

                  With a copy to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York  10017
                           Attention:  Peter J. Gordon, Esq.
                           Telephone No.: (212) 455-2605
                           Telecopier No.: (212) 455-2502

                  (vi) if to any Pulse Shareholder, to such Holder at such Holder's address, telephone number of telecopier number set forth in the Company's records.

All such notices and communications shall be deemed to have been given or made
(1) when delivered by hand, (2) five business days after it is mailed, certified or registered mail, return receipt requested with postage prepaid,
(3) when answered by if sent by telex, telegram or telecopy (with receipt confirmed) or (4) three business days after it is sent by express delivery service.

                  (d) Descriptive Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

                  (e) Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

                  (f) Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

                  (g) Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to contracts made and to be performed therein. The parties to this Agreement hereby agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Agreement.

                  (h) Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in the United States or any state thereof, in addition to any other remedy to which they may be entitled at law or equity.

                  (i) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. Vestar and the Voting Trust hereby agree that all rights of either of them under the Existing Registration Rights Agreement are hereby terminated.

                  (j) Effectiveness. This Agreement shall become effective upon the consummation of the SIH Repurchase.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

                                     WESTINGHOUSE AIR BRAKE COMPANY

                                     By:
                                        ----------------------------------
                                        Name:
                                        Title:


                                     HARVARD PRIVATE CAPITAL HOLDINGS, INC.

                                     By:
                                        -----------------------------------
                                        Name:
                                        Title:

                                     By:
                                        -----------------------------------
                                        Name:
                                        Title:


                                     VOTING TRUST

                                     By:
                                        -----------------------------------
                                        Name:
                                        Title:


                                     VESTAR EQUITY PARTNERS, L.P.

                                     By:    VESTAR ASSOCIATES, L.P.,
                                            its General Partner

                                            By:   VESTAR ASSOCIATES CORPORATION,
                                                  its General Partner

                                            By:
                                               --------------------------------
                                               Name:
                                               Title:


                                     VESTAR CAPITAL PARTNERS, INC.

                                     By:
                                        -----------------------------------
                                        Name:
                                        Title:

                                     AMERICAN INDUSTRIAL PARTNERS
                                     FUND II, L.P.

                                     By:    AMERICAN INDUSTRIAL
                                            PARTNERS, II, L.P., its
                                            General Partner

                                            By:   AMERICAN INDUSTRIAL
                                                  PARTNERS CORPORATION, its
                                                  General Partner

                                                  By:
                                                     --------------------------
                                                     Name:
                                                     Title:


                                     ------------------------------------------
                                     Emilio A. Fernandez, Jr.


                                     ------------------------------------------
                                     Emilio A. Fernandez, Jr.,
                                     as custodian for Eric A. Fernandez


                                     ------------------------------------------
                                     Ofelia B. Fernandez

                                                                       Exhibit 6

                               Letter Agreement To Be Executed by Management Purchasers Who Are Not Parties to the Stockholders Agreement


                                                                  March 20, 1997

Vestar Equity Partners, L.P.
1225 17th Street, Suite 1660
Denver, Colorado  80202

Harvard Private Capital Holdings, Inc.
c/o Harvard Private Capital Group, Inc.
600 Atlantic Avenue, 26th Floor
Boston, Massachusetts  02110

American Industrial Partners Capital
  Fund II, L.P.
c/o American Industrial Partners
551 Fifth Avenue, Suite 3800
New York, New York  10176

Westinghouse Air Brake Company
1001 Air Brake Avenue
Wilmerding, Pennsylvania  15148

                  Re: Stock Purchase Agreement dated as of March 5, 1997 (the "Purchase Agreement")

Ladies and Gentlemen:

                  The undersigned is a Management Purchaser under the Purchase Agreement. The undersigned will not be subject to the Amended and Restated Stockholders Agreement dated as of March 5, 1997 (the "Stockholders Agreement") and is delivering this letter agreement to you in order to induce you to enter into the Purchase Agreement. The undersigned agrees that prior to April 1, 1998 the SIH shares being purchased by the undersigned pursuant to the Purchase Agreement ("Acquired Shares") shall not be sold, transferred, assigned, mortgaged, hypothecated, given away, changed or otherwise disposed of after such purchase except in the circumstances described in the first sentence of
Section 5.2.1 of the Stockholders Agreement; provided that Acquired Shares may be pledged as collateral to a bona fide financial institution to secure a loan obtained for the purpose of financing the undersigned's purchase of Acquired Shares. Thereafter, the Acquired Shares shall not be transferred except as follows: (i) to immediate family members, a corporation controlled by the undersigned or his immediate family, or grantor or other trusts or other vehicles (including individual retirement accounts) for tax, estate or financial planning purposes; (ii) as collateral security for a loan or other credit; (iii) in the event of personal hardship; (iv) up to one-third of the Acquired Shares can be sold and/or released from this letter agreement each calendar year*; and (v) following termination of employment with WABCO for any reason. However, the undersigned intends to hold the Acquired Shares for investment purposes and has no present intention to sell the Acquired Shares. Transferees of Acquired Shares pursuant to transfers permitted hereby will agree to be bound in the aggregate by this letter agreement prior to transfer and subject to the provisions hereof. This letter agreement shall continue in effect until the earlier to occur of (x) March 31, 2001 and (y) the termination of the Stockholders Agreement.

                                            Sincerely,

                                            [Signature of Management Purchaser]

--------
* For Management Purchasers who are also corporate officers listed in the 1996 WABCO Annual Report this exception shall be limited to 5% of the Acquired Shares each year rather than one-third.

                                                                       Exhibit 7

                                 Letter Agreement To Be Executed by Management Purchasers Who Are Parties to the Stockholders Agreement

                                                March 20, 1997

Vestar Equity Partners, L.P.
1225 17th Street, Suite 1660
Denver, Colorado  80202

Harvard Private Capital Holdings, Inc.
c/o Harvard Private Capital Group, Inc.
600 Atlantic Avenue, 26th Floor
Boston, Massachusetts  02110

American Industrial Partners Capital
  Fund II, L.P.
c/o American Industrial Partners
551 Fifth Avenue, Suite 3800
New York, New York  10176

Westinghouse Air Brake Company
1001 Air Brake Avenue
Wilmerding, Pennsylvania  15148

                  Re: Stock Purchase Agreement dated as of March 5, 1997 (the "Purchase Agreement")

Ladies and Gentlemen:

                  The undersigned is a Management Purchaser under the Purchase Agreement and is also executing a joinder to the Amended and Restated Stockholders Agreement dated as of March 5, 1997 (the "Stockholders Agreement"). The undersigned is delivering this letter agreement to you in order to induce you to enter into the Purchase Agreement. The undersigned agrees that prior to April 1, 1998 the SIH shares being purchased by the undersigned pursuant to the Purchase Agreement ("Acquired Shares") shall not be sold, transferred, assigned, mortgaged, changed, hypothecated, given away or otherwise disposed of except in the circumstances described in the first sentence of Section 5.2.1 of the Stockholders Agreement . Thereafter, transfer of the Acquired Shares shall be governed by the provisions of the Stockholders Agreement.

                                         Sincerely,

                                         [Signature of Management Purchaser]

                                                                       Exhibit 8

                  SECOND AMENDED WABCO VOTING TRUST/DISPOSITION AGREEMENT, dated as of December 13, 1995 (the "Agreement"), by and among the individuals who execute a joinder to this Agreement (the "Trustholders"), and the Trustees (as hereinafter defined).

                                   RECITALS:

                  A. Certain of the Trustholders and the Trustees are parties to that certain Amended WABCO Voting/Disposition Agreement dated as of January 31, 1995 (the "Existing Voting Trust Agreement") (the voting trust created by the Existing Voting Trust Agreement being referred to as the "Voting Trust").

                  B. Each of the Trustholders has delivered to the Trustees certain of the shares of common stock, par value $.01 per share (the "Common Stock"), of Westinghouse Air Brake Company ("WABCO") previously issued to the Trustholders, which shares are currently held by the Trustees for the Trustholders pursuant to the terms of the Existing Voting Trust Agreement.

                  C. Trustholders who are employees of WABCO are sometimes referred to herein as "Management Investors".

                  D. Robert J. Brooks, Kevin P. Conner and William E. Kassling have been appointed to serve as the Trustees (the "Trustees").

                  NOW THEREFORE, the parties hereto, intending to be legally bound, agree that the Existing Voting Trust Agreement is hereby amended to read as follows:

                          1. Appointment of Trustees. The Trustholders hereby irrevocably appoint the Trustees as Trustees hereunder, and the Trustees hereby accept said appointment and agree to act as Trustees under this Agreement as provided herein.

                          2. Trust Certificates. The Voting Trust certificates delivered to the Trustholders under the Existing Voting Trust Agreement (the "Existing Trust Certificates") shall automatically and without further action on the part of the Trustholders or the Trustees be deemed to be Trust Certificates issued pursuant to this Agreement. Any Voting Trust certificates issued to Trustholders after the date hereof shall be substantially in the form attached hereto as Exhibit A (the "New Trust Certificates" and, together with the Existing Trust Certificates, the "Trust Certificates"), with the blanks therein appropriately filled.

                          3. Trust Stock. All shares of Common Stock at any time deposited hereunder are hereinafter called the "Trust Stock". All Shares of Common Stock which are subject to the Existing Voting Trust Agreement and which become subject to this Agreement are sometimes referred to herein as the "Original Trust Stock". The Trustees shall from time to time, as received, cause all certificates representing Trust Stock to be surrendered to and cancelled by WABCO, and new certificates therefor to be issued and delivered to the Trustees. Such certificates shall be registered in the name of the Trustees or their nominee.

                          4. Irrevocability of Trust. This Agreement shall be irrevocable by the Trustholders except as otherwise expressly provided herein and shall terminate only in accordance with the provisions of Sections 9 and 10 hereof.

                          5. Trustees Entitled to Vote Trust Stock. The Trustholders hereby relinquish any and all rights to vote the shares of Trust Stock subject to this Agreement, and agree that the Trustees shall be entitled, and it shall be their duty, to exercise any and all voting rights in respect of the Trust Stock, whether in person or by proxy, unless otherwise directed by a court of competent jurisdiction. The Trustees shall exercise any and all voting rights in respect of the Trust Stock as a majority of the Trustees shall determine.

                          6. Restrictions on Transfer of Trust Stock and Trust Certificates. Trust Stock and Trust Certificates shall not be sold, transferred, pledged, encumbered or otherwise disposed of except in accordance with the provisions of Sections 8, 9 and 10 hereof, and in accordance with procedures from time to time established for such purpose by the Trustees. Until a Trust Certificate or the Trust Stock is so transferred, the Trustees may treat the registered holder thereof as the legal owner thereof for all purposes. Any transferee of a Trust Certificate issued pursuant hereto shall, by virtue of such transfer and without any action on his part, assent to and be bound by the terms of this Trust/Disposition Agreement.

                          7. Payment of Cash Dividends. Pending the termination of this Agreement as hereinafter provided, the Trustees shall, immediately following the receipt of each cash dividend or other monetary distribution as may be declared and paid upon the Trust Stock, pay the same over to or as directed by the registered holder thereof or to or as directed by the transferee or holder of Trust Certificates hereunder as then known to the Trustees. The Trustees shall receive and hold any securities of WABCO or other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Trust Stock upon the same terms and conditions as the Trust Stock and shall issue Trust Certificates representing such new or additional shares or other securities to the registered holders of Trust Certificates in proportion to their respective interests.

                           8. Transfer of Trust Certificates. Management Investors may transfer Trust Certificates as follows: (i) the transfer of a Trust Certificate to (x) a member of such Management Investor's immediate family (as hereinafter defined), (y) a corporation controlled by such Management Investor or members of his immediate family or (z) grantor or other trusts or other vehicles (including individual retirement accounts) for tax, estate or other financial planning purposes (collectively referred to as "Permitted Transferees"), in each case if the Permitted Transferee agrees (in a writing in form and substance reasonably satisfactory to the Trustees) to be, and is, bound by the terms of this Agreement; or (ii) the transfer of Trust Certificates as collateral security for a loan or other extension of credit made to a Management Investor so long as such transfer does not result in an encumbrance of the underlying Trust Stock. As used in this Agreement, the term "immediate family" includes the spouse of a Management Investor and any parents or children who share the same residence as the Management Investor.

                         9. Amendments and Termination of Agreement.

                        (a) Amendments. The Trustees may not amend or modify this Agreement unless such amendment or modification is approved by Trustholders owning in the aggregate Trust Certificates representing two-thirds of the Trust Stock outstanding at such time.

                        (b) Termination of Entire Agreement. This Agreement may be terminated at any time by (i) the unanimous vote of all the Trustees and (ii) by the affirmative vote of the holders of Trust Certificates representing two-thirds of the Trust Stock outstanding at such time. Unless sooner terminated pursuant to any other provisions contained herein, this Agreement shall terminate on January 1, 2000. All Trust Stock and any other property held by the Trustees hereunder upon such termination shall be distributed to or upon the order of the Trustholders as then known to the Trustees. The Trustees may, in their reasonable discretion, require the surrender to them of the Trust Certificates hereunder before the release or transfer of the stock interests evidenced thereby.

                        10. Withdrawal of Trust Stock. Trustholders will be permitted to withdraw Trust Stock from the Voting Trust as follows:

                  (a) Upon 30 days' prior written notice to the Trustees from time to time, a Trustholder can withdraw all or part of his Trust Stock if necessary to alleviate personal hardship. The notice to the Trustees shall contain a statement from the Management Investor to the effect that he is experiencing a personal hardship and that the withdrawal of Trust Stock is therefore requested.

                  (b) Each Trustholder may withdraw and/or sell up to one-third of his or its Original Trust Stock each calendar year by delivering to the Trustees a written request indicating the number of shares desired to be withdrawn or sold and, in the event of a sale, the desired price which may be specified as market. The Trustees will cause Morgan Stanley & Co. or another brokerage firm designated by WABCO (the "Designated Broker") to transact such sale within 30 days of such notice; provided that if the price specified is other than market the shares will only be sold if the specified price can be obtained and otherwise they will be re-deposited in the Voting Trust at the end of such 30 day period. WABCO will pay all sales commissions on behalf of Trustholders who sell their shares through the Designated Broker pursuant to this Section 10(b).

                  (c) Notwithstanding the provisions of Section 10(b), Management Investors (including members of their immediate family) who are designated by WABCO as corporate officers shall be permitted to withdraw and sell only an amount up to 5% of their Original Trust Stock each year pursuant to Section 10(b).

                  (d) Notwithstanding any other provision of the Voting Trust, the Trust Stock deposited by any Management Investor (including shares deposited by members of their immediate family) shall be withdrawn from the Voting Trust and distributed to the Management Investor (or family members, as the case may be) within 30 days after such Management Investor's employment with WABCO terminates for any reason, including death, disability, retirement, termination with cause, termination without cause and involuntary termination unless such Management Investor requests in writing that all or part of his Trust Stock be sold through the Designated Broker. In that case, the Trustees will cause the Designated Broker to transact such sale within 30 days of such notice; provided that if the price specified by the Management Investor is other than market the shares will only be sold if the specified price can be obtained and otherwise they will be delivered to the Management Investor at the end of the 30 day period. WABCO will pay all sales commissions on behalf of Management Investors and members of their immediate family who sell their Trust Stock through the Designated Broker in accordance with this Section 10(d).

                          11. Delegation by Trustees. The Trustees may at any time or from time to time appoint an agent or agents and may delegate to such agent or agents the performance of any administrative duty of the Trustees.

                          12. Concerning the Trustees.

                  (a) The Trustees shall not be answerable for the default or misconduct of any agent or attorney appointed by them in pursuance hereof if such agent or attorney shall have been selected with reasonable care. The duties and responsibilities of the Trustees shall be limited to those expressly set forth in this Agreement, and the Trustees shall not be obliged to recognize any other agreement, even though reference thereto may be made herein and whether or not any Trustee has knowledge thereof. The Trustees shall not be responsible for the sufficiency or accuracy of the form, execution, validity or genuineness of the Trust Stock, or of any documents, or of any endorsement thereon, or for any lack of endorsement thereof, or for any description therein, nor shall the Trustees be responsible or liable in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver, any such Trust Stock or document or endorsement on this Agreement, except for the execution and delivery of this Agreement by the Trustees.

                  (b) The Trustholders agree that they will jointly and severally at all times protect, indemnify and save harmless the Trustees and their heirs, representatives, executors and agents (collectively, the "Indemnified Parties") from any loss, cost or expense of any kind or character whatsoever in connection with this Trust (including attorneys fees and costs of collection) (collectively, "Claims") except those, if any, arising out of the gross negligence or willful misconduct of the Trustees and will at all times themselves undertake, assume full responsibility for and pay all costs and expenses of the Indemnified Parties with respect to any actual or threatened suit or litigation of any character with respect to the Trust Stock or this Agreement, and if any Indemnified Party shall be made a party thereto, the Trustholders will pay all costs and expenses, including counsel fees, to which the Indemnified Parties may be subject by reason thereof.

                  (c) In the event that a claim for indemnification under
         Section 12(b) hereof is determined to be unenforceable by final judgment of a court of competent jurisdiction, then the Trustholders jointly and severally shall contribute to the aggregate Claims to which the Trustees may be subject in such an amount as is appropriate to reflect the relative benefits received by the Trustholders and the Trustee or Trustees seeking contribution on the one hand and the relative faults of the Trustholders and the Trustee or Trustees seeking contribution on the other hand, as well as any other relevant equitable considerations.

                  (d) The provisions of Section 12(b) and (c) hereof shall survive termination of this Agreement.

                  (e) The Trustees may consult with counsel and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or omitted or suffered by the Trustees hereunder in good faith and in accordance with such opinion.

                          13. Reports by Trustees. To the extent requested to do so by the Trustholders or any registered holder of a Trust Certificate, the Trustees shall furnish to the party making such request full information with respect to (i) all property theretofore delivered to them as Trustees, (ii) all property then held by them as Trustees and (iii) all action theretofore taken by them as Trustees.

                          14. Successor Trustees. If at any time a Trustee dies, becomes disabled, resigns or is otherwise unable to act as trustee hereunder, the remaining Trustees shall be entitled to select and appoint a successor Trustee.

                          15. Resignation by Trustees. The Trustees or any Trustee hereafter appointed may at any time resign by giving sixty
         (60) days' written notice of resignation to the Trustholders, and in the event that the Trustees or any successor violates in any material respects any provision of this Agreement and does not cure such violation within 30 days of receipt of notice thereof, the Trustees or such successor Trustee shall become disqualified and shall cease to act as trustee hereunder effective upon the appointment of a successor trustee as provided in Section 14 hereof. Upon receiving such notice of resignation or upon such disqualification, a successor trustee shall be appointed in accordance with Section 14 hereof within 30 days.

                          16. Amendments. This Agreement may from time to time be modified or amended by agreement executed by the Trustees solely in accordance with Paragraph 9(a) hereof.

                          17. Governing Law. The provisions of this Agreement and the rights and obligations of the parties hereunder shall be governed by the laws of the State of New York without regard to the conflict of law principles thereof.

                          18. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                          19. Successors and Assigns. This Agreement shall be binding upon the successors and assigns of the parties hereto.

                          20. Effectiveness. This Agreement will be effective upon execution by the Trustees, which may occur prior to or after the execution and delivery hereof by one or more Trustholders. The Trustholders who agree to be bound by this Agreement shall so indicate by executing and delivering to the Trustees the Joinder attached hereto as Exhibit B.

                  IN WITNESS WHEREOF, the Management Investors and the Trustees have executed this Second Amended WABCO Trust/Disposition Agreement as of the day and year first above written.


                                        ROBERT J. BROOKS, as Trustee


                                        ----------------------------------


                                        KEVIN P. CONNER, as Trustee


                                        ----------------------------------


                                        WILLIAM E. KASSLING, as Trustee


                                        ----------------------------------

                  Westinghouse Air Brake Company joins in this Second Amended WABCO Voting Trust/Disposition Agreement for the limited purpose of acknowledging its obligations under Sections 10(b) and (d) hereof.

                                        WESTINGHOUSE AIR BRAKE COMPANY

                                        By:
                                            ----------------------
                                        Title:
                                               -------------------
                                        Date:
                                              --------------------

                                                                       Exhibit A

                            VOTING TRUST CERTIFICATE
                                      for
                                 COMMON STOCK,
                           PAR VALUE $.01 PER SHARE,
                                       of
                         WESTINGHOUSE AIR BRAKE COMPANY
              INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

                  THIS IS TO CERTIFY that __________ will be entitled, on the surrender of this Certificate to receive on the termination of the Trust/Disposition Agreement hereinafter referred to, or otherwise as provided in Sections 8 and 10 of said Trust/Disposition Agreement, a certificate or certificates for ______ shares of the Common Stock, par value $.01 per share, of WESTINGHOUSE AIR BRAKE COMPANY, a Delaware corporation (the "Company"). This Certificate is issued pursuant to, and the rights of the holder hereof are subject to and limited by, the terms of a Second Amended Voting Trust/Disposition Agreement, dated as of December 13, 1995, (the "Trust/Disposition Agreement") executed by certain persons referred to therein and Robert J. Brooks, Kevin P. Conner and William E. Kassling, as Trustees, and the Company a copy of which Trust/Disposition Agreement is on file in the registered office of the Company at 1000 Air Brake Avenue, Wilmerding, PA 15148 and open to inspection of any stockholder of the Company and the holder hereof. The Trust/Disposition Agreement, unless earlier terminated (or extended) pursuant to the terms thereof, will terminate on January 1, 2000.

                  The holder of this Certificate shall be entitled to the benefits of said Trust/Disposition Agreement, including the right to receive payments equal to the cash dividends, if any, paid by the Company with respect to the number of shares represented by this Certificate.

                  This Certificate shall be transferable only on the books of the undersigned Voting Trustees or any successor, to be kept by them, on surrender hereof by the registered holder in person or by attorney duly authorized in accordance with the provisions of said Trust/Disposition Agreement, and until so transferred, the Voting Trustee may treat the registered holder as the owner of this Voting Trust Certificate for all purposes whatsoever, unaffected by any notice to the contrary.

                  By accepting this Certificate the holder hereof assents to all the provisions of, and becomes a party to, said Trust/Disposition Agreement.

                  IN WITNESS WHEREOF, the Voting Trustees have caused this Certificate to be signed by their duly authorized officer.

Dated:

                                               ROBERT J. BROOKS
                                               KEVIN P. CONNER
                                               WILLIAM E. KASSLING


                                                  Voting Trustees


                                                  By
                                                    ---------------------------
                                                             Authorized Officer

                   [FORM OF BACK OF VOTING TRUST CERTIFICATE]


                  FOR VALUE RECEIVED ____________ hereby sells, assigns, and transfers unto ____________ this Voting Trust Certificate, and all rights and interests represented hereby, and does hereby irrevocably constitute and appoint ____________ Attorney to transfer said Voting Trust Certificate on the books of the within mentioned Voting Trustees with full power of substitution in the premises.


                                        -----------------------------
                                        Dated:


                                        In the presence of:


                                        -----------------------------

                                                                       Exhibit B


                                    JOINDER

                  The undersigned Trustholder, by executing this Joinder, hereby joins in and agrees to bound by the terms of the foregoing Second Amended WABCO Voting Trust/Disposition Agreement as of December 13, 1995. Also executing this joinder with such purpose and effect are any immediate family members of Trustholder who share the same residence as Trustholder and who are the beneficial owners of any Trust Stock.

Witness:                                           Trustholder:

Witness:                                           Immediate Family Members:


                  PLEASE RETURN AN EXECUTED COPY OF THIS EXHIBIT B TO ALVARO GARCIA-TUNON AT WESTINGHOUSE AIR BRAKE COMPANY BY FAX (412-825-1156) ON OR BEFORE DECEMBER 15, 1995. PLEASE MAIL THE ORIGINAL SIGNED COPY TO MR. GARCIA-TUNON AT 1001 AIR BRAKE AVENUE, WILMERDING, PA 15148.